Company Profile

Ambassador Capital Management is an investment management and advisory firm specializing exclusively in the fixed income markets. Founded in 1998, our firm provides management of fixed income and cash portfolios for public and private sector retirement plans, municipalities, corporations, endowments and foundations. We are headquartered in the historic Guardian Building in downtown Detroit and maintain an office in Chicago.

Ambassador Capital Management's investment approach employs both fundamental and value techniques to best identify positive risk/reward opportunities and to maintain a consistent and disciplined approach. Our investment process is enhanced by our extensive use of quantitative analysis, including statistical and probability modeling. In addition, our partners are a seasoned team of portfolio managers that have extensive experience in managing investment grade fixed income portfolios. Ultimately, our goal is to build long-term partnerships with our clients based on trust and confidence, and enhanced through exceptional customer service and high-quality performance.

Ambassador Capital Management   500 Griswold Street, Suite 2800   Detroit, Michigan 48226

Contact Us    Phone: (313)961-3111    Fax: (313)961-2875

1

Investment Philosophy

Ambassador Capital Management’s investment philosophy is to produce performance consistency for our clients through the combined use of diversified strategies and disciplined analysis of the fixed income markets. Our investing style emphasizes the identification of long-term trends and favorable risk/return scenarios using multiple strategies throughout the fixed income markets.

A broad approach reduces our reliance on any one source of return generation. Discipline is maintained through our extensive use of proprietary analytical tools and set allocation ranges. In addition, we place a high degree of concentration on protecting the portfolio from downside risk, which we believe is an integral part of managing fixed income portfolios. Our overall investment objective is to add consistent value over time using numerous portfolio designs, while maintaining volatility, or risk, to a minimum.

Ambassador Capital Management   500 Griswold Street, Suite 2800   Detroit, Michigan 48226

Contact Us    Phone: (313)961-3111    Fax: (313)961-2875

1

Key Team Members

With an average age of over 20 years of investment management experience, our team includes a diverse group of fixed-income specialists with a broad view of the financial markets and the world.

Our key team members include:

Brian T. Jeffries

President & Chief Executive Officer

Gregory A. Prost, CFA

Chief Investment Officer

Talmadge D. Gunn

Senior Vice President & Senior Portfolio Manager

Gary R. Schaefer

Vice President & Senior Portfolio Manager

Derek H. Oglesby, CFA

Portfolio Manager

Valaise Smith

Director of Administration & Chief Compliance Officer

Ambassador Capital Management   500 Griswold Street, Suite 2800   Detroit, Michigan 48226

Contact Us    Phone: (313)961-3111    Fax: (313)961-2875

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Brian T. Jeffries

President & Chief Executive Officer

Email:  bjeffries@ambassador-capital.com

Background / Responsibilities

•

Founder and Principal, Ambassador Capital Management

•

22 years fixed-income management experience

•

Directs Ambassador's day-to-day activities and strategic initiatives, including product development, marketing and client servicing

Prior Experience

•

Shareholder and Portfolio Manager, Munder Capital Management, responsible for the management of fixed-income portfolios exceeding $1 billion

•

Fixed Income Credit Analyst, Comerica Bank - Funds Management Division

Affiliations

•

Board Member, Ambassador Funds

•

Regional Board Member, mBank

•

Investment Committee Member, Central Michigan University

•

National Association of Securities Professionals

Education

•

Detroit College of Law at Michigan State University, Juris Doctor

•

Central Michigan University, Bachelor of Science (Finance)

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Gregory A. Prost, CFA

Chief Investment Officer

Email:  gprost@ambassador-capital.com

Background / Responsibilities

•

Principal, Ambassador Capital Management since 2000

•

24 years fixed-income management experience

•

Oversees Ambassador Capital Management's fixed income research, directs fixed income strategy and manages institutional portfolios

Prior Experience

•

Shareholder and Senior Portfolio Manager, Munder Capital Management, responsible for managing fixed income accounts, specializing in corporate and international securities

•

Portfolio Manager, First of America Investment Corp.

Affiliations

•

Board member, Ambassador Funds

•

Member, Chartered Financial Analyst Institute

•

Member, Investment Analysts Society of Detroit

Education

•

Western Michigan University, MBA (Finance)

•

Kalamazoo College, BA (Economics)

•

Chartered Financial Analyst designation

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Talmadge D. Gunn

Senior Vice President & Senior Portfolio Manager

Email:  tgunn@ambassador-capital.com

Background / Responsibilities

•

Principal, Ambassador Capital Management since 2006

•

26 years fixed-income management experience

•

Responsible for managing long-term portfolios for Ambassador Capital Management

•

Mortgage-backed securities specialist

Prior Experience

•

Shareholder and Senior Portfolio Manager, Munder Capital Management, Director of Tax-Exempt Trading responsible for the management of over $3 billion in taxable and tax-exempt fixed income portfolios.

•

Investment Analyst, Comerica Bank

Education

•

University of Detroit, MBA

•

University of Michigan, BA (Economics)

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Gary R. Schaefer

Vice President & Senior Portfolio Manager

Email:  gschaefer@ambassador-capital.com

Background / Responsibilities

•

Principal, Ambassador Capital Management since 2000

•

39 years fixed-income management experience

•

Responsible for managing the longer-term portfolios for Ambassador Capital Management

Prior Experience

•

Fixed income consultant/portfolio manager for two separate investment managers in Chicago

•

Managing Director - Lehman Brothers - Institutional Sales

Education

•

University of Detroit, BA (Economics), MBA

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Derek H. Oglesby, CFA

Portfolio Manager

Email:  doglesby@ambassador-capital.com

Background / Responsibilities

•

Principal, Ambassador Capital Management since 2000

•

12 years fixed income management experience

•

Responsible for managing the shorter-term and longer-term portfolios for Ambassador Capital Management

•

Fixed income quantitative specialist

Prior Experience

•

Portfolio and Credit Analyst, Conning Asset Management Company, responsible for portfolio analytics, credit research, and trading of assets in portfolios exceeding $4 billion

Affiliations

•

Member, Chartered Financial Analyst Institute

•

Member, Investment Analysts Society of Detroit

Education

•

Michigan State University, MBA

•

University of Central Missouri, BS (Mathematics)

•

Chartered Financial Analyst designation

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Valaise Smith

Director of Administration & Chief Compliance Officer

Email:  vsmith@ambassador-capital.com

Background / Responsibilities

•

15 years financial services experience

•

Oversees the back office administration and operational efficiency

•

Responsible for administering the compliance policies and procedures

Prior Experience

•

Director of Financial Planning, ELE Wealth Management, responsible for advising clients on financial planning and tax concerns

•

Investment Associate, Fifth Third Bank, portfolio management support

Education

•

Davenport University, BBA (Finance)

•

Oakland University, Financial Planning Program

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Investment Process

Ambassador Capital Management's investment process begins with a thorough understanding of the client's investment objectives. Portfolio objectives are tailored to each client's specific requirements in a highly personalized manner. Risk tolerance is compared relative to return expectations and redefined in terms of interest rate risk and credit quality constraints. Active management, employing both fundamental and value analysis, is then utilized to design an optimal portfolio structure in line with the client's guidelines and objectives.

Our investment discipline is designed to identify fundamental growth opportunities within the fixed income markets, while overlaying a value component to quantify risk. The fundamental analysis concentrates on identifying quality and strength in the economy, the various bond sectors, and individual issuers. Value is measured in terms of relative comparisons and exposure to downside risk. Emphasis is placed on adding value through multiple diversified strategies, while maintaining risk at a minimum.

Ambassador Capital Management   500 Griswold Street, Suite 2800   Detroit, Michigan 48226

Contact Us    Phone: (313)961-3111    Fax: (313)961-2875

1

Investment Styles

Ambassador Capital Management's styles are designed to offer a broad range of maturities and each is tailored to fit a client's specific investment objectives and constraints. We separate our fixed income investment styles into five distinct areas:

Money Market/Cash Management

•

Average maturity of 60 days or less

•

High quality investments, with A1/P1 minimum quality on commercial paper

•

The Ambassador Money Market Fund is Rule 2a-7 compliant

•

Benchmark is the 3-month Treasury Bill rate

Enhanced Cash Management

•

Maturity range is 0-3 years, with a duration average of 1-1.5 years

•

Credit risk levels are a function of client objectives

•

Can be structured to match a specific cash flow stream

•

Benchmark is the Barclays Capital 1-3 year Government Index

Government / Credit

•

Maturity range is 0-30 years, with a duration average of 4.5-5.5 years

•

Minimum average credit quality of AA

•

Investments comprised of Treasury, Agency and Corporate securities

•

Benchmark is the Barclays Capital Government/Credit Index

Core Bond

•

Maturity range of 0-30 years, with a duration average of 4-5 years

•

Minimum average credit quality of AA

•

Investments comprised of Treasury, Agency, Corporate, Asset-backed, and Mortgage-backed securities

•

Benchmark is the Barclays Capital Aggregate Index

Core Bond Plus

•

Maturity range of 0-30 years, with a duration average of 4-5 years

•

Minimum average credit quality of AA

•

Investments comprised of fixed income securities issued in U.S. dollars and non-U.S. dollars, including government and investment grade debt, non-investment grade debt, asset-backed and mortgage-backed securities, Eurobonds, 144A securities and emerging market debt

•

Benchmark is the Barclays Capital Aggregate Index

Our overall investment philosophy and style have remained constant since the inception of our firm. However, the strategies and analytical tools we employ are fluid and designed to adjust to changing market conditions.

Ambassador Capital Management   500 Griswold Street, Suite 2800   Detroit, Michigan 48226

Contact Us    Phone: (313)961-3111    Fax: (313)961-2875

1

Short Maturity

Our investment approach for shorter maturity (under 3 years) portfolios follows the guidelines of safety, liquidity and yield.

Safety

The safety component of our approach has as its main objective the preservation of portfolio principal. The two best ways of protecting principal is through portfolio diversification and a comprehensive analysis of the credits in the portfolio. We maintain a large number of holdings in our portfolios for diversification and also generate credit research on all of our short-term credit holdings.

Liquidity

In order to enhance portfolio yield and performance, our goal is to maintain cash availability, while maximizing the maturity structure of the portfolio. We analyze current and historical cashflow data to determine patterns and identify trends that occur throughout the year.

Yield

The most important factor in determining the average performance of a short-maturity portfolio will be the length of its average maturity. The client's time horizon, liquidity requirements and loss constraints will determine the proper average maturity, or duration, of the portfolio. Once set, the duration would remain a passive decision and would only be adjusted in the event of a change in cashflow expectations. Active portfolio decisions would be employed in the management of yield curve and sector weightings. These are areas that we feel are exploitable and will add to portfolio performance over the long run.

Ambassador Capital Management   500 Griswold Street, Suite 2800   Detroit, Michigan 48226

Contact Us    Phone: (313)961-3111    Fax: (313)961-2875

1

Long Maturity

Our investment approach for long maturity, core bond portfolios can be segregated into the following areas:

Duration Management

Similar to many bond managers, we believe that it is difficult to consistently make accurate long-term interest rate predictions. As a result, we generally maintain the duration of our portfolios close to their respective benchmark index levels. However, we also believe that opportunities occur periodically when short-term interest rate movements are more predictable and exploitable. Furthermore, interest rate movements are a factor in many other types of fixed income strategy decisions, such as yield curve positioning. We therefore have developed a short-term interest rate model designed to identify Federal Reserve policy changes.

Yield Curve Positioning

Historically, the yield curve has a long-term relationship with the movement of the economy along the economic cycle. Our fundamental analysis compares the shape of the yield curve relative to our perceived strength of the economy. Value in the curve is measured using statistical measurements to compare historical averages.

Sector/Quality Management

Our fundamental research compares the yield premium received for accepting higher risk levels relative to the underlying strength of the economy. Value, again, is measured using historical averages based on the tendency for yield premiums to return to mean levels.

Security Selection

We use traditional fundamental analysis to search for companies with strong growth characteristics in industries that exhibit long-term stability. Our proprietary credit model (Ambassador Credit Score) concentrates on downside risk analysis, with an emphasis on principal preservation. Our value approach addresses reasonable price analysis and compares the pricing levels of similar companies.

Ambassador Capital Management   500 Griswold Street, Suite 2800   Detroit, Michigan 48226

Contact Us    Phone: (313)961-3111    Fax: (313)961-2875

1

Money Market Fund

Client Login

The Ambassador Money Market Fund seeks to provide current interest income, consistent with maintaining liquidity and stability of principal.

This fund is appropriate for investors who:

Seek capital preservation.

Desire safety and liquidity.

Seek a modest level of income.

Look for a money market fund to diversify their investment portfolio.

Have a short-term investment horizon.

For more complete information, please click on the following information:

Fact Sheet:

 Prospectus:

Account Application:

S&P AAAm Rating:

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. Read the prospectus carefully before investing or sending money.

This material must be preceded or accompanied by a current prospectus which contains more complete information including investment objectives, risks, charges and expenses. Mutual fund investing involves risk; loss of principal is possible.

Ambassador Capital Management   500 Griswold Street, Suite 2800   Detroit, Michigan 48226

Contact Us    Phone: (313)961-3111    Fax: (313)961-2875

1

1

PROSPECTUS

November 23, 2009

As Amended July 31, 2010

Ambassador Money Market Fund

Institutional Shares

Investor Shares

Ambassador Money Market Fund is a mutual fund advised by professional portfolio managers at Ambassador Capital Management, L.L.C., Detroit, Michigan.

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities, nor has it passed upon the adequacy or accuracy of the information contained in this Prospectus. It is a criminal offense to state otherwise.

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TABLE OF CONTENTS

Page

Fund Summary

  3

Investment Objective

  3

Principal Investment Strategies

  3

Principal Risks

  3

Risk/Return Information

  4

Fees and Expenses

  5

Shareholder Fees, Institutional Shares and Investor Shares

  5

Annual Fund Operating Expenses

  5

Expense Examples

  5

Financial Highlights for Institutional Shares

  6

More About the Fund

  6

Principal Investment Strategies and Risks

  7

Other Investment Strategies and Risks

  7

Organization of the Fund

  7

Management of the Fund

  8

Ambassador Capital Management, L.L.C.

  8

Portfolio Managers

  8

Investing in the Fund

  9

What Shares Cost

  9

About Purchases

  9

How to Buy Shares

10

Redeeming Fund Shares

12

About Redemptions

12

Redemption of Accounts with Balances Under Account Minimums

12

How to Redeem Shares

13

Dividends and Distributions

13

Tax Consequences

14

Other Information

14

Disclosure of Portfolio Holdings Policies and Procedures

14

Rating

14

Summary of Business Continuity Plan

14

Notice of Privacy Policy and Practices

15

Collection of Customer Information

15

Disclosure of Customer Information

15

Security of Customer Information

15

2

FUND SUMMARY

This Fund Summary briefly describes the investment objectives and principal investment strategies of the Ambassador Money Market Fund and the principal risks of investing in the Fund.  For further information on the Fund’s principal and other investment strategies and risks, please read the section entitled “More About the Fund.”

Investment Objective

The Money Market Fund’s objective is to provide current interest income, consistent with maintaining liquidity and stability of principal.

Principal Investment Strategies

The Money Market Fund’s investment adviser invests substantially all of the Fund’s assets only in the following types of securities:

•

obligations of the United States government, its agencies and instrumentalities;

•

commercial paper rated in the highest short-term rating category by at least one Nationally Recognized Statistical Rating Organization (“NRSRO”) at the time of purchase and maturing not more than 270 days after the date of purchase;

•

certificates of deposit issued by banks, thrift institutions, savings banks or credit unions that maintain a principal or branch office in the State of Michigan which are rated in the highest short-term rating category by at least one NRSRO or if unrated, has been determined by the Fund’s Board to be of comparable quality; and

•

repurchase agreements collateralized by obligations of the United States government, its agencies and instrumentalities.

The Money Market Fund invests solely in U.S. dollar-denominated debt securities with remaining maturities of 397 days or less and maintains an average dollar-weighted portfolio maturity of 90 days or less.

Principal Risks

The Money Market Fund seeks to preserve the value of your investment at $1.00 per share.  The principal risks of investing in the Fund are:

•

Credit (or Default) Risk:  An issuer of a security may default on its payment obligations.  Also, an issuer may suffer adverse changes in its financial condition that could lower the credit quality of a security, leading to greater volatility in the price of the security.  A change in the quality rating of a security can affect the security’s liquidity and make it more difficult for the Fund to sell.

•

Prepayment Risk:  As interest rates fall, mortgage-backed securities tend to mature earlier than expected as a result of an increase in mortgage refinancing or prepayment, sometimes resulting in a loss on the investment.

•

Management risk:  The Fund is an actively managed portfolio, which means the portfolio managers will apply investment techniques and risk analyses in making investment decisions, but there can be no guarantee that these will produce the desired results.

An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.  Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Further information about the Fund’s principal investment strategies and risks is provided below under “More About the Fund.”

3

RISK/RETURN INFORMATION

The performance information set forth below shows summary performance information for Institutional Shares of the Ambassador Money Market Fund.  The Fund has not issued any Investor Shares.  The bar chart and table give some indication of the risk of an investment in the Fund.  The bar chart shows you how much an investment in the Fund has changed over each calendar year, assuming all dividends and capital gains are reinvested.  These returns differ from the total returns shown in the Fund’s Financial Highlights, which are based on fiscal year (August 1 to July 31) results.  The table showing Average Annual Total Returns compares the Fund’s performance over varying periods ending at the most recently-completed calendar year.  The current yield for the Fund for the seven-day period ended December 31, 2008 was 1.30%.  You may call the Transfer Agent at (800) 992-0444 for the Fund’s current yield.

Past performance is not necessarily an indication of how the Fund will perform in the future.

Calendar Year Total Returns (for periods ended December 31)

6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
3.59%
1.38%
0.82%
1.08%
2.99%
4.83%
5.15%
2.60%
0.52%
2001
2002
2003
2004
2005
2006
2007
2008
2009

_____

Note:  The Fund has a fiscal year that ends on July 31.  Total return (not annualized) for the period from January 1 through June 30, 2010, was 0.03%.

Average Annual Total Returns (for periods ended December 31, 2009)

Since

Inception

1 Year

3 Years

5 Years

(8/1/2000)

Ambassador Money Market Fund

    (Institutional Shares )

0.52%

2.74%

3.20%

2.70%

4

FEES AND EXPENSES

Ambassador Funds will offer Institutional Shares in the Money Market Fund on a no-load basis, without any front-end or back-end sales commission, without any 12b-1 plan charges, and without any redemption fee.  Ambassador Funds will offer Investor Shares in the Money Market Fund to broker dealers, banks, retirement plan sponsors, other financial intermediaries and financial planners also on a no-load basis, without any front-end or back-end sales commission or any redemption fee, but the Investor Shares will pay a distribution and service fee, pursuant to a Distribution Plan adopted pursuant to Rule 12b-1, in an amount not to exceed 0.25% of the average daily net assets of the Investor Shares outstanding.  Because these fees are paid out of the Investor Shares’ assets on an ongoing basis, they will increase your expense ratio and may, over time, cost you more than other types of sales charges.

The tables below describe the fees and expenses that you may pay if you buy and hold shares of the Money Market Fund.  Please note that the following information does not include fees that financial institutions offering shares of the Fund may charge for services they provide to you.

Shareholder Fees, Institutional Shares and Investor Shares

(fees paid directly from your investment)

Maximum sales charge (load) imposed on purchases

None

Maximum deferred sales charge (load)

None

Maximum sales charge (load) imposed on reinvested dividends

None

Redemption fee

None

Exchange fee

None

Maximum account fee

None

Annual Fund Operating Expenses

(expenses paid from Fund assets, as a percentage of net assets)

	Institutional Shares	Investor Shares
Management Fees	0.20%	0.20%
Distribution and Service (12b-1) Fees	0.00%	0.25%
Other Expenses (1)	0.16%	0.16%
Acquired Funds Fees & Expenses	0.04%	0.00%
Total Annual Operating Expenses (2)	0.40%	0.61%

(1)

Other Expenses are based on actual expenses for the year ended July 31, 2009.

(2)

Fund operating expenses may not correlate to the ratio of expense to average net assets in the financial highlights table, which do not include Acquired Funds fees and expenses.

Expense Examples

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds.  The example assumes that you invest $10,000 in the Fund for the time periods indicated.  The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same and that all dividends and distributions are reinvested.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year

3 Years

5 Years

10 Years

Money Market Fund

Institutional Shares

$41

$128

$223

$505

Investor Shares

62

195

340

764

5

FINANCIAL HIGHLIGHTS FOR INSTITUTIONAL SHARES

The Fund has not issued any Investor Shares.  The financial highlights table is intended to help you understand the financial performance of the Fund’s Institutional Shares for the past five fiscal years.  Certain information reflects financial results for a single institutional share in the Fund.  The total returns in the table represent the rate that an investor would have earned on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information (with the exception of the Six Months Ended January 31, 2010) has been audited by KPMG LLP for all of the fiscal years shown, whose report, along with the Fund’s financial statements, are included in the Fund’s annual report to shareholders, which is available upon request.  The Semi-Annual Report for the period ended January 31, 2010 is available upon request.

For an Institutional Share of beneficial interest outstanding throughout the year indicated:

	Six Months Ended January 31, 2010 (Unaudited)	For the Fiscal Year Ended July 31,
		2009	2008	2007	2006	2005
Net asset value, beginning of period	$1.000	$1.000	$1.000	$1.000	$1.000	$1.000
Investment activities:
Net investment income	0.001	0.013	0.038	0.051	0.040	0.022
Net realized gain/loss from investment transactions	0.000(a)	0.000	0.000(1)	0.000(1)	0.000(1)	0.000(1)
Distribution from net investment income	(0.001)	(0.013)	(0.038)	(0.051)	(0.040)	(0.022)
Net asset value, end of period	$1.000	$1.000	$1.000	$1.000	$1.000	$1.000
Total return	0.12%	1.26%	3.88%	5.17%	4.16%	2.11%

Ratios/supplemental data:
Net assets, end of period (000’s)	$319,011	$370,849	$410,117	$356,127	$233,153	$310,381
Ratio of expenses to average net assets	0.36%	0.36%	0.31%	0.32%	0.34%	0.33%
Ratio of net investment income to average net assets	0.25%	1.26%	3.78%	5.05%	4.02%	2.20%

(1)

Amount less than $0.0005 per share.

MORE ABOUT THE FUND

The Fund’s investment objective is fundamental and may be changed only by a vote of a majority of the Fund’s outstanding shares.  Unless otherwise noted, the investment policies of the Fund are not fundamental and the Fund’s Board of Trustees may change them without shareholder approval.

The following supplements the discussion of the Fund’s principal investment strategies and risks contained in the Fund Summary.  In addition to the principal investment strategies and risks described in this Prospectus, the Fund may use other strategies and is subject to further restrictions and risks which are described in the Statement of Additional Information.

6

Principal Investment Strategies and Risks

Commercial Paper.  Commercial paper is a form of short-term (no more than 270-day maturity), usually fixed-rate, corporate debt represented by unsecured promissory notes of the issuing company.  The commercial paper in which the Fund may invest will be rated at the time of investment in the highest short-term rating category assigned by at least one Nationally Recognized Statistical Rating Organizations (e.g., Moody’s Investors Service, Inc. and Standard and Poor’s Ratings Group).

Money Market Instruments.  Money market instruments include, without limitation,  certificates of deposit, demand and time deposits and bankers’ acceptances.  Although many of these instruments are issued by financial institutions such as banks, they are not necessarily guaranteed by those organizations. The Fund may also invest in money market mutual funds whose investments are permissible for direct investment by the Fund.  These funds will assess fees in addition to the fees charged by the Ambassador Funds.

Repurchase Agreements.  The Fund may buy securities from financial institutions with the understanding that the seller will buy them back with interest at a later specified date.  At the time the Fund enters into a repurchase agreement, the seller must provide collateral of at least 102% of the value of the securities sold.  During the term of the repurchase agreement, the seller is obligated to maintain collateral of at least 100% of such value.  If the seller is unable to honor its commitment to repurchase the securities, the purchasing Fund could lose money.

Other Investment Strategies and Risks

When-Issued Securities, Delayed Delivery Transactions and Forward Commitments.  A purchase of “when-issued” securities refers to a transaction made conditionally because the securities, although authorized, have not yet been issued.  A “delayed delivery” or “forward commitment” transaction involves a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.  Purchasing or selling securities on a when-issued, delayed delivery or forward commitment basis involves the risk that the value of the securities may change by the time they are actually issued or delivered.  These transactions also involve the risk that the seller may fail to deliver the security or cash on the settlement date.

Securities Lending.  In order to enhance return, the Fund may lend up to one-third (based on total assets) of the securities held in its portfolio to securities firms and financial institutions.  All portfolio securities loans are secured continuously by collateral in the form of cash, high quality money market instruments adjusted daily to have a market value at least equal to the current market value of the securities loaned.  These transactions involve the risk of delay in recovery of the securities or possible loss of rights in the collateral if the borrower fails financially.

ORGANIZATION OF THE FUND

The Money Market Fund is a series of Ambassador Funds, a Delaware statutory trust.  As of the date of this Prospectus, the Fund offers two classes of shares – Investor Shares and Institutional Shares, which are identical except as to services offered to and borne by each class.  Institutional Shares are offered to the public without any sales charge, load or 12b-1 fees.  Investor Shares bear certain costs pursuant to a Distribution and Service Plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940.

7

The Distribution Plan provides that Investor Shares of the Fund may pay distribution expenses for Investor Shares of up to 0.25% each year of the Fund’s average net assets represented by Investor Shares.  Because these fees are paid out of the Fund’s assets attributable to Investor Shares on an ongoing basis, over time these fees will increase the cost of your investment in Investor Shares and may cost you more than paying other types of sales charges. Payments pursuant to the Distribution Plan may be made only to reimburse expenses incurred in connection with distribution and marketing of Investor Shares during a rolling 12-month period, subject to the annual limitation.

MANAGEMENT OF THE FUND

The Board of Trustees is responsible for generally overseeing the conduct of the Money Market Fund’s business. Ambassador Capital Management, L.L.C. (“the “Adviser”), whose address is 500 Griswold Street, Suite 2800, Detroit, Michigan 48226, serves as investment adviser to the Fund pursuant to an investment advisory agreement. According to the terms of the investment advisory agreement, the Fund will pay to the Adviser an annual fee of 0.20% of its average daily net assets.

Subject to the supervision of the Board of Trustees, the Adviser provides a continuous investment program for the Fund, including investment research and management with respect to all securities, instruments, cash and cash equivalents in the Fund.

Ambassador Capital Management, L.L.C.

The Adviser is an independent investment advisory firm registered with the Securities and Exchange Commission. The Adviser was established in 1998 by President and Chief Executive Officer Brian T. Jeffries, formerly a partner and portfolio manager with Munder Capital Management, Inc. from 1994 until 1998, where he was responsible for the management of fixed-income portfolios exceeding $1 billion in assets.

The Adviser specializes in the management of fixed income and cash portfolios for public and private sector clients, including retirement plans, municipalities, corporations, endowments and foundations.  As of September 30, 2009, the Adviser had approximately $902 million in assets under management, including the assets of the Money Market Fund.

Portfolio Managers

Gregory A. Prost, CFA, Chief Investment Officer since 2000, oversees the Adviser’s fixed income research and directs its fixed income strategy.  Prior to joining the Adviser, Mr. Prost was a partner and senior portfolio manager at Munder Capital Management from 1995 until 2000, where he was responsible for managing fixed income portfolios.  Mr. Prost is a Chartered Financial Analyst.  He earned a B.A. from Kalamazoo College and an M.B.A. from Western Michigan University.

8

Derek H. Oglesby, CFA, Portfolio Manager, has been the quantitative specialist and mortgage-backed security analyst for Ambassador Capital Management, L.L.C. since 2000.  Mr. Oglesby has over 7 years experience in the fixed income markets.  Prior to joining the Adviser, Mr. Oglesby was a fixed income portfolio analyst with Conning Asset Management Co.  Mr. Oglesby earned a B.S. in Mathematics from Central Missouri State University and an M.B.A. from Michigan State University.

Talmadge D. Gunn, Senior Vice President and Senior Portfolio Manager, has been the mortgage-backed securities specialist and responsible for managing long-term portfolios for Ambassador Capital Management, L.L.C. since 2006.  Mr. Gunn has over 23 years experience in the fixed income markets.  Prior to joining the Adviser, Mr. Gunn was a shareholder and Senior Portfolio Manager with Munder Capital Management, Inc. from 1993 until 2006.  From 1983 until 1993, Mr. Gunn was Assistant Vice President and Senior Trader at Comerica Bank.  Mr. Gunn earned a B.A. from the University of Michigan and an M.B.A from the University of Detroit.

Additional information about the compensation of members of the portfolio management team, other accounts managed by these individuals, and their ownership of securities in the Fund is available in the Fund’s Statement of Additional Information.

INVESTING IN THE FUND

You may purchase shares of the Fund on any day that the New York Stock Exchange is open for trading and that is not a national holiday.  Please consult with your legal counsel to ensure that the Ambassador Funds are permissible investments for your organization.

What Shares Cost

The offering price of a share is its net asset value.  The price for all purchase and redemption orders for shares of the Fund will be the next determined net asset value after such orders are considered received.  We calculate the net asset value per share for the Fund at 4:00 p.m. Eastern Time or, if necessary, as of the close of business of the New York Stock Exchange.  The Fund reserves the right to advance the time net asset value is determined.  We will not calculate the net asset value on any day that the New York Stock Exchange is not open for trading and the Fund reserves the right not to calculate the net asset value on any other day that the bond markets close early, such as days in advance of holidays or in the event of an emergency.

We attempt to stabilize the net asset value per share for the Money Market Fund at $1.00 per share by valuing its portfolio securities using the amortized cost method.  Securities for which market prices are not available are valued in accordance with procedures adopted by the Board of Trustees.  These valuation methods are more fully described in the Statement of Additional Information.

About Purchases

In order to purchase shares of the Money Market Fund on a particular day and begin earning dividends that same day, we must receive your order before 12:00 noon, Eastern Time, that day.  Purchase orders received after 12:00 noon, Eastern Time, but prior to the close of business, are priced at the NAV determined at 4:00 pm on the day of receipt, but do not begin earning dividends until the following day.

We reserve the right to suspend the sale of shares of the Fund temporarily and the right to refuse any order to purchase shares of the Fund.  If payment for a purchase is rejected for any reason, we will cancel the purchase and may charge you a fee.  In addition, you will be liable for any losses incurred by us in connection with the transaction.

9

In compliance with the USA Patriot Act of 2001, please note that the Transfer Agent will verify certain information on your Account Application as part of the Fund’s Anti-Money Laundering Program.  As requested on the application, you must supply the account name, authorized signers, tax identification number or social security number and permanent street address.  Mailing addresses containing a P.O. Box will not be accepted.  Please contact the Transfer Agent at (800) 992-0444 if you need additional assistance when completing your application.

If we do not have a reasonable belief of the identity of a customer, the Account Application will be rejected, or the customer will not be allowed to perform a transaction on the account until the requested information is received.  The Fund also reserves the right to close an account within five business days, if clarifying information or documentation is not received.

The Fund reserves the right to reject any purchase order.  Since the Fund is a money market fund and invests in short-term fixed income obligations and maintains a stable net asset value per share, the Board of Trustees of Ambassador Funds has not adopted any policies or procedures designed to deter short term or excessive trading (so-called “market timing”).

How to Buy Shares

1.

Verify Permissibility

•

Consult with your legal counsel to ensure compliance with applicable investment restrictions

2.

Minimum investment requirements (same for Institutional Shares and Investor Shares):

•

$1,000 for initial investments in the Money Market Fund

•

No minimum for subsequent investments

3.

Trades may be placed via phone, fax, website or mail:

Phone Number - (800) 992-0444

Fax number - (414) 773-6933 (A call to (800) 992-0444 to confirm receipt of fax and to obtain a reference number is required.)

Website - www.ambassador-capital.com

•

Checks should be payable to "Ambassador Money Market Fund" and sent with your application (in the case of an initial investment) to:

By Mail--	By Overnight Delivery--
Ambassador Money Market Fund c/o US Bancorp Fund Services P.O. Box 701 Milwaukee, WI 53201-0701	Ambassador Money Market Fund c/o US Bancorp Fund Services 615 East Michigan Street, 3rd Floor Milwaukee, WI 53202-5207

The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agent.

The Fund will not accept payment in cash or money orders.  The Fund also does not accept cashier's checks in amounts of less than $10,000.  To prevent check fraud, the Fund will not accept third party checks, Treasury checks, credit card checks, traveler's checks or starter checks for the purchase of shares.

The Fund may hold proceeds for shares purchased by ACH or check until the purchase amount has been collected, which may be as long as five business days.

Call our Transfer Agent at (800) 992-0444 if you have any questions about opening up an account.

10

4.

Making payment by Federal Funds Wire:

•

Initial Investment by Wire -- If you are making an initial investment in the Fund, before you wire monies, please contact the Transfer Agent by phone to make arrangements with a telephone service representative to submit your completed application via mail, overnight delivery, or facsimile.  Upon receipt of your application, your account will be established and a service representative will contact you within 24 hours to provide an account number and wiring instructions.  You may then contact your bank to initiate the wire transfer of monies using the instructions you were given.

•

Subsequent Investments by Wire -- Before sending your wire transfer of monies, please contact the Transfer Agent to advise it of your intent to wire monies.  This will ensure prompt and accurate credit upon receipt of your wire.

•

To send by federal funds wire, use the following information:

US Bank, N.A.

ABA # 075000022

For Credit to: US Bancorp Fund Services, LLC

Acct # 112-952-137

Ambassador Money Market Fund

Account Name [Shareholder’s Name/Account Registration]

Shareholder Account Number

NOTE: Purchases will not be made without proper trade instructions. Funds received without instructions will not be credited until trades are received. Purchases will be made at the current trade date.

5.

Making payment by electronic funds transfer / ACH

•

You must have EFT / ACH instructions on file

•

Trades must be future dated to ensure payment is received on settlement date

•

US Bancorp will initiate money movement

11

REDEEMING FUND SHARES

You may redeem shares of the Fund on any day that the New York Stock Exchange is open for trading and that is not a national holiday.  The price for all redemption orders for shares of the Fund will be the next determined net asset value after such orders are considered received.  We calculate the net asset value per share for the Fund at 4:00 p.m. Eastern Time or, if necessary, as of the close of business of the New York Stock Exchange.  The Fund reserves the right to advance the time net asset value is determined.  We will not calculate the net asset value on any day that the New York Stock Exchange is not open for trading and the Fund reserves the right not to calculate the net asset value on any other day that the bond markets close early, such as days in advance of holidays, or in the event of an emergency.

About Redemptions

In order to redeem shares of the Fund and receive payment of the proceeds on a particular day, we must receive your request before 12:00 noon, Eastern Time, that day.  Otherwise proceeds will be remitted the following business day.

For redemption requests received prior to the applicable cut-off time, usually the proceeds from the sale of Money Market Fund shares will be wired on the same day; checks for redemption proceeds are generally mailed on the business day following the request.  For redemption requests received after the applicable cut-off time, proceeds will generally be wired or a check will be mailed one business day later, after net asset value is next determined. Proceeds to be wired will be wired to an account designated in writing by a shareholder at any domestic commercial bank that is a member of the Federal Reserve System.  Proceeds to be paid by check will be mailed to the shareholder’s address of record.

To the extent permitted by federal securities laws, we reserve the right to suspend the redemption of shares of the Fund temporarily under extraordinary market conditions such as market closures or restriction or suspension of trading by the Securities and Exchange Commission or in the event an emergency exists and a Fund cannot sell its assets or accurately determine the value of its assets.  If any portion of the shares to be redeemed represents an investment made by check, the Fund may delay the payment of redemption proceeds until the Transfer Agent is reasonably confident that the check for purchase has been collected.  This may take up to 7 calendar days from the purchase date.

We may terminate or modify the methods of redemption at any time.  In such case, you will be promptly notified.

Redemption of Accounts with Balances Under Account Minimums

Due to the high cost of maintaining accounts with low balances, if your account balance for the Money Market Fund falls below $1,000, we may choose to redeem those shares and close that account without your consent.  We will not close any account which is held through a retirement plan or any account whose value falls below these minimums as a result of changes in the Fund’s net asset value.  If we plan to close your account, we will notify you and provide you with 30 days to add to your account balance.

12

How to Redeem Shares

1.

Trades may be placed via phone, fax, website or mail:

Phone Number - (800) 992-0444

Fax number - (414) 773-6933 (A call to (800) 992-0444 to confirm receipt of fax and to obtain a reference number is required.)

Website - www.ambassador-capital.com

OR

Write

•

Ambassador Money Market Fund

c/o US Bancorp Fund Services

P.O. Box 701

Milwaukee, WI 53201-0701

Redemption proceeds may be wired or sent via ACH to a commercial bank account authorized on your account. If the dollar amount requested to be redeemed is greater than the current value of your account your entire account balance will be redeemed.

NOTE: That ACH transactions should be future dated to ensure settlement is received on trade date.

2.

Provide the required information -- No redemption request will become effective until all documents have been received in "Good Order" by the Transfer Agent.  When making a redemption request, make sure your request is in good order.  "Good Order" means that your letter of instructions to the Transfer Agent should include:

•

Specify the Money Market Fund

•

Your account number

•

The name and address on your account

•

For wire transfers, your financial institution's wire transfer information (N.B. your financial institution may charge you a fee for handling this transaction)

•

The dollar amount or number of shares you wish to redeem
•

Signatures of all registered shareholders, including a signature guarantee if you request any redemption to be sent to an address other than the address on record with the Fund or request any redemption to be paid to a person or persons other than the shareholder(s) of record.

The Transfer Agent may request additional documentation from corporations, executors, administrators, trustees, guardians, agents or attorneys-in-fact.  Redemption proceeds may be wired or sent via ACH to a commercial bank account authorized on your Account Application.  If the dollar amount requested to be redeemed is greater than the current value of your account, your entire account balance will be redeemed.

3.

Signature Guarantees -- Signature guarantees will generally be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program and the Securities Transfer Agents Medallion Program  ("STAMP").  A notary public is not an acceptable signature guarantor.

DIVIDENDS AND DISTRIBUTIONS

As a shareholder, you are entitled to your share of the Money Market Fund’s net income and gains on its investments.  The Fund passes substantially all of its earnings along to its shareholders as distributions.  When the Fund earns interest from debt securities and distributes these earnings to shareholders, it is called a dividend distribution. The Fund realizes capital gains when it sells securities for a higher price than it paid.  When these gains are distributed to shareholders, it is called a capital gain distribution.  The Money Market Fund declares dividends daily and pays them monthly.  The Fund distributes its net realized capital gains, if any, at least annually.

13

It is possible that the Fund may make a distribution in excess of its earnings and profits.  You will treat such a distribution as a return of capital which is applied against and reduces your basis in your shares.  You will treat the excess of any such distribution over your basis in your shares as gain from a sale of shares.  The Fund will pay dividend and capital gains distributions in additional shares of the Fund.  If you wish to receive either dividend or capital gains distributions, or both, in cash, you must either indicate this request on your account application form or notify us by calling (800) 992-0444.

TAX CONSEQUENCES

There are many important tax consequences associated with investment in the Ambassador Funds.  Please read the summary below and consult your tax advisor regarding specific federal, state and local tax consequences applicable to your investment.

The Fund intends to distribute to shareholders dividends of its net investment income and distributions of capital gains.  Distributions of income, whether or not they are reinvested in Fund shares, may be subject to federal income tax.  In addition, sales of Fund shares and capital gains distributions may be subject to federal taxation.  The rate at which you may be taxed on the sale of Fund shares varies depending on the length of time you hold the Fund being sold.  The rate at which you may be taxed on capital gains distributions depends on the length of time the Fund holds the security.

Governmental entities which are shareholders of the Fund will not be subject to federal income tax on distributions from the Fund or on sales of the Fund’s shares.

OTHER INFORMATION

Disclosure of Portfolio Holdings Policies and Procedures

A list of the full portfolio holdings for the Fund is available for distribution thirty days after the end of each calendar quarter.  A free copy can be obtained by calling the Transfer Agent toll free at (800) 992-0444.  This disclosure is in addition to the portfolio disclosure in annual and semi-annual shareholder reports, and on the Form N-Q, which is filed with the Securities and Exchange Commission within sixty days of each fiscal quarter end.  A complete description of the policies and procedures regarding the Fund’s disclosure of portfolio holdings may be found in the Fund’s Statement of Additional Information.

Rating

Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. (“S&P”), has assigned a Principal Stability Fund Rating of “AAAm” to the Ambassador Money Market Fund.  A fund rated AAAm has extremely strong capacity to maintain principal stability and to limit exposure to principal losses due to credit, market and/or liquidity risks.  AAAm is the highest principal stability fund rating assigned by S&P.  There is no assurance that such rating will continue for any given period of time or that it will not be revised or withdrawn entirely, if in the sole judgment of S&P, circumstances so warrant.

Summary of Business Continuity Plan

We are committed to ensuring seamless service and uninterrupted business coverage for all shareholders in the event of an unexpected business disruption.  Ambassador Funds, the Adviser, and the Administrator have adopted and regularly review a shared Business Continuity Plan designed to recover their critical business functions in the event of a severe business disruption.

14

Effective August 1, 2010, all shareholder data and records are housed and maintained by the Fund’s transfer agent, U.S. Bancorp Fund Services, LLC (“USBFS”), in Milwaukee, Wisconsin.  Prior to August 1, 2010, J.P. Morgan Investor Services Co., was the Fund’s transfer agent and maintained the shareholders data and records accordingly.  Additionally, all Fund transactions (including purchases, redemptions and exchanges), effective August 1, 2010, are made exclusively through USBFS.

In the event of any disruptive occurrence that would adversely affect USBFS’s primary facilities, USBFS has developed a comprehensive business continuity plan that is designed to ensure that USBFS can continue to carry out its obligations on behalf of Ambassador Funds and fund shareholders.

NOTICE OF PRIVACY POLICY AND PRACTICES

Ambassador Funds recognizes and respects the privacy expectations of our customers.  We provide this notice to you so that you will know what kinds of information we collect about our customers and the circumstances in which that information may be disclosed to third parties who are not affiliated with Ambassador Funds or the Ambassador Money Market Fund.

Collection of Customer Information

We collect nonpublic personal information about our customers from the following sources:

•

Account Applications and other forms, which may include a customer’s name, address, social security number, and information about a customer’s investment goals and risk tolerance;

•

Account History, including information about the transactions and balances in a customer’s accounts; and

•

Correspondence, written, telephonic or electronic between a customer and the Fund or service providers to the Fund.

Disclosure of Customer Information

We may disclose all of the information described above to certain third parties who are not affiliated with the Fund to process or service a transaction at your request or as permitted by law.  For example, sharing information with companies who maintain or service customer accounts for the Fund is permitted and is essential for us to provide shareholders with necessary or useful services with respect to their accounts.

Security of Customer Information

We require service providers to the Fund:

•

to maintain policies and procedures designed to assure only appropriate access to, and use of, information about customers of the Fund; and

•

to maintain physical, electronic and procedural safeguards that comply with federal standards to guard nonpublic personal information of customers of the Fund.

We will adhere to the policies and practices described in this notice regardless of whether you are a current or former customer of a Fund.

15

You can find additional information about Ambassador Funds in its Annual and Semi-Annual Reports to Shareholders and in the Statement of Additional Information (“SAI”).  The Annual and Semi-Annual Reports to Shareholders include financial statements, detailed performance information, portfolio holdings and, in the Annual Report only, the registered independent public accountant’s report. The SAI contains more detailed information on all aspects of the Fund and is incorporated by reference in (legally considered to be part of) this Prospectus.  To request a free copy of the current Annual or Semi-Annual Report to Shareholders or the current SAI, to obtain other information about a Fund or for any other shareholder request, write or call:

Ambassador Funds

500 Griswold Street, Suite 2800

Detroit, Michigan 48226

1-800-992-0444

You can visit the SEC’s Internet Web site (www.sec.gov) to view the SAI, material incorporated by reference and other information.  Since the Fund’s reports and SAI are available on the SEC’s website, the Fund does not post its reports to an Internet website.  You can also obtain copies of this information by visiting the SEC’s Public Reference Room in Washington, D.C. (phone: 1-202-942-8090) or by sending your request and a duplicating fee to the SEC’S Public Reference Section, Washington DC  20549-0102.  You may also obtain information, after paying a duplicating fee, by electronic request at: publicinfo@sec.gov.

Prospectus

Dated November 23, 2009

As Amended July 31, 2010

Ambassador Money Market Fund

Ticker Symbol

Institutional Shares - AMFXX

Investment Adviser:	Transfer Agent:
Ambassador Capital Management, L.L.C.	U.S. Bancorp Fund Services, LLC
Milwaukee, Wisconsin
Trustees:
Brian T. Jeffries	Counsel:
Robert S. Bacarella	Greenberg Traurig, LLP
John L. Guy	Chicago, Illinois
Marlene Z. Hodges
Mark F. Ogan	Registered Independent Public Accounting Firm:
KPMG LLP
Chicago, Illinois
Custodian:
U.S. Bank, N.A.
Milwaukee, Wisconsin
Investment Company Act File No. 811-09941
Administrator:
Fund Services Group, LLC
Wheaton, Illinois

16

New Account Application – (Institutional) For initial purchase request or Assistance in completing the form call: 1-(800) 992-0444

Mail completed form to:

Regular Mail:

Overnight Delivery:

Ambassador Funds

Ambassador Funds

c/o U.S. Bancorp Fund Services, LLC

c/o U.S. Bancorp Fund Services, LLC

P.O. Box 701

615 E. Michigan Street, Third Floor

Milwaukee, WI 53201-0701

Milwaukee, WI 53202-5207

In compliance with the USA PATRIOT Act, all financial institutions (including mutual funds) are required to obtain, verify and record the following information for all registered owners or others who may be authorized to act on an account:  full name, date of birth, Social Security number and permanent street address.  Corporate, trust and other entity accounts require additional documentation.  This information will be used to verify your true identity.  We will return your application if any of this information is missing, and we may request additional information from you for verification purposes.  In the rare event that we are unable to verify your identity, the Fund reserves the right to redeem your account at the current day’s net asset value.

Step 1: ACCOUNT REGISTRATION

PERMANENT STREET ADDRESS

Principal Place of Business – Foreign addresses and P.O. Boxes are not allowed for a permanent street address.

           Account Name

        Tax ID Number

           Street Address

        Telephone Number

           City

       State

       Zip

        Fax Number (if any)

           Attention

____ Mailing Address

         If completed, this address will be used as the Address of Record for all statements, checks and required mailings.  Foreign addresses are not allowed.

Step 2: REDEMPTION INSTRUCTIONS

The signers of this Account Information Form hereby authorize the Ambassador Funds and its employees and agents to act upon telephone, fax or other instructions to redeem shares, provided that the proceeds are transmitted either to the following bank account, or the above address.  (Accounts not completing this section must submit redemption requests in writing with signature(s) guaranteed by a domestic bank or stock exchange member firm.)

         Bank Name

                 Bank Routing Number

          Street Address

   City

                 State                  Zip

         Account Name

     Bank Account Number

Special Instructions (if any)

         Bank Name

                 Bank Routing Number

          Street Address

   City

                 State                  Zip

         Account Name

     Bank Account Number

Special Instructions (if any)

1

Step 3: OPTIONS

FUND SELECTIONS

DIVIDENDS  ____  Reinvest

_____ Receive via Wire

Ambassador Money Market Fund    $_____________

(MO18)

           * If neither option is selected dividend distributions will be reinvested.

Step 4: ADDITIONAL SUB-ACCOUNTS (INSTITUTIONAL/MUNICIPALITY)

Additional sub-accounts must have redemption instructions, mailing instructions, and Tax ID numbers identical to those shown on this form, or another application will be required.  Please indicate a unique name by which each additional account should be identified.  A separate account number will be assigned to each additional account.

______________________________________     ______________________________    _____________________________

______________________________________    ______________________________    ______________________________

Step 5: SIGNATURES

By execution of this Account Information Form the undersigned representatives of the registered owner warrant that they are duly authorized to sign this Form and to purchase and redeem shares on behalf of the registered owner and that the registered owner has full right, power, and authority to make the investments applied for pursuant to this Form and is acting for itself or in some fiduciary capacity in making such investments.

The Undersigned may ratify any instruction, including telephone instructions given on this account and agree that neither the Ambassador Funds nor its employees and agents will be liable for any loss, cost, or expense for acting upon any instruction believed by it to be genuine and in accordance with reasonable procedures designed to prevent unauthorized transactions.  The Fund Company can redeem shares from my account(s) to reimburse a fund for any loss due to non-payment or other indebtedness.

The undersigned certify that they have received and read a current Fund prospectus and agree to the terms of the prospectus.

Under penalties of perjury the undersigned certify:

(1)

that the Taxpayer Identification Number provided is correct.

(2)

that the investor is not subject to Internal Revenue Service ("IRS") backup withholding because: (a) it is exempt from backup withholding; or (b) it has not been notified by the IRS that it is subject to backup withholding as a result of a failure to report all interest or dividends; or (c) it has been notified by the IRS that it is no longer subject to backup withholding.(does not apply to real estate transactions, mortgage interest paid, the acquisition or abandonment of secured property, contributions to an Individual Retirement Account, and payments other than interest and dividends), and;

(3)

I am a U.S. person (including a U.S. resident alien).  CERTIFICATION INSTRUCTIONS-YOU MUST CROSS OUT ITEM (2) ABOVE IF YOU ARE SUBJECT TO BACKUP WITHHOLDING.

The IRS does not require your consent to any provision of this document other than certification required to avoid backup withholding.

___________________________________    ________________________________    __________________________

     Authorized Signature

       Print name

Title

___________________________________    _______________________________    ___________________________

     Authorized Signature

       Print name

Title

___________________________________    _______________________________    ___________________________

     Authorized Signature

       Print name

Title

Indicate below if more than one signature is required for written instructions or changes in instructions.  If you do not indicate the number of required signatures, any one of the individuals listed may sign.

_____   Check here if all signatures are required

                      _____      Check here if any two signatures are required

2

STANDARD & POOR’S                                          FUND RATINGS

Primary Credit Analysts:

Secondary Credit Analysts:

Guyna Johnson

Wendy Immerman

Chicago

New York

(1)312-233-7008

(1)212-438-5052

guyna_johnson@standardandpoors.com

wendy_immerman@standardandpoors.com

Ambassador Money Market Fund Rated ‘AAAm’

CHICAGO (Standard & Poor’s) Dec. 12, 2007—Standard & Poor’s Ratings Services said today that it assigned its ‘AAAm’ principal stability fund rating to the Ambassador Money Market Fund.

The rating—the highest assigned to money market mutual funds—is based on our analysis of the Fund’s credit quality, market price exposure, and management.

Ambassador Money Market Fund, which launched on March 22, 2000, seeks to provide maximum current income consistent with liquidity and stability of capital. The Fund attempts to accomplish its objective by investing in short-term, high-quality U.S. government obligations, high-quality CP, money-market instruments, and repurchase agreements collateralized by U.S. government obligations. The Fund has approximately $487 million in assets as of Nov. 30, 2007.

Ambassador Capital Management (ACM), an independent, 100% employee-owned investment advisory firm, is the Fund’s investment advisor. As investment advisor, ACM makes the Fund’s investment decisions. The Fund has a board of trustees that monitors the Fund’s performance. As of Nov. 30, 2007, ACM has $850 million in assets under management. U.S. Bank NA is the custodian and U.S. Bancorp is the transfer agent for the Fund.

The ‘AAAm’ rating reflects the Fund’s extremely strong capacity to maintain principal stability and to limit exposure to principal losses due to credit, market, and/or liquidity risks. This is achieved through conservative investment practices and strict internal controls. We review pertinent fund information and portfolio reports weekly as part of our ongoing rating process.

Complete ratings information is available to subscribers of RatingsDirect, Standard & Poor’s Web-based credit analysis system, at www.ratingsdirect.com. All ratings affected by this rating action can be found on Standard & Poor’s public Web site at www.standardandpoors.com; under Credit Ratings in the left navigation area, select Find a Rating, then Credit Ratings Search.

Publication Date

Dec. 12, 2007

1

Published by Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc. Executive offices: 1221 Avenue of the Americas, New York, NY 10020. Editorial offices: 55 Water Street, New York, NY 10041. Subscriber services: (1) 212-438-7280. Copyright 2007 by The McGraw-Hill Companies, Inc. Reproduction in whole or in part prohibited except by permission. All rights reserved. Information has been obtained by Standard & Poor’s from sources believed to be reliable. However, because of the possibility of human or mechanical error by our sources, Standard & Poor’s or others, Standard & Poor’s does not guarantee the accuracy, adequacy, or completeness of any information and is not responsible for any errors or omissions or the result obtained from the use of such information. Ratings are statements of opinion, not statements of fact or recommendations to buy, hold, or sell any securities.

Standard & Poor’s uses billing and contact data collected from subscribers for billing and order fulfillment purposes, and occasionally to inform subscribers about products or services from Standard & Poor’s, our parent, The McGraw-Hill Companies, and reputable third parties that may be of interest to them. All subscriber billing and contact data collected is stored in a secure database in the U.S. and access is limited to authorized persons. If you would prefer not to have your information used as outlined in this notice, if you wish to review your information for accuracy, or for more information on our privacy practices, please call us at (1) 212-438-7280 or write us at: privacy@standardandpoors.com. For more information about The McGraw-Hill Companies Privacy Policy please visit www.mcgraw-hill.com/privacy.html.

Analytic services provided by Standard & Poor’s Ratings Services (“Ratings Services”) are the result of separate activities designed to preserve the independence and objectivity of ratings opinions. Credit ratings issued by Ratings Services are solely statements of opinion and not statements of fact or recommendations to purchase, hold, or sell any securities or make any other investment decisions. Accordingly, any user of credit ratings issued by Ratings Services should not rely on any such ratings or other opinion issued by Ratings Services in making any investment decision. Ratings are based on information received by Ratings Services. Other divisions of Standard & Poor’s may have information that is not available to Ratings Services. Standard & Poor’s has established policies and procedures to maintain the confidentiality of non-public information received during the ratings process.

Ratings Services receives compensation for its ratings. Such compensation is normally paid either by the issuers of such securities or by the underwriters participating in the distribution thereof. The fees generally vary from US$2,000 to over US$1,500,000. While Standard & Poor’s reserves the right to disseminate the rating, it receives no payment for doing so, except for subscriptions to its publications.

Permissions: To reprint, translate, or quote Standard & Poor’s publications, contact: Client Services, 55 Water Street, New York, NY 10041; (1) 212-438-9823; or by e-mail to: research_request@standardandpoors.com.

The McGraw-Hill Companies

2

Monthly Commentary

Our monthly commentary entitled "Short-Term Strategies" provides short maturity investors with unique market ideas, economic insights and short-term market strategies to add value to their investment decisions.

Click here for the most recent Short-Term Strategies publication.

Ambassador Capital Management   500 Griswold Street, Suite 2800   Detroit, Michigan 48226

Contact Us    Phone: (313)961-3111    Fax: (313)961-2875

1

Fed Talk

Ambassador Fed-ometer
Rate Cut Bias
Rate Hike Bias
Rate Cut Imminent
Rate Hike Imminent
Lower Rates
Raise Rates
Current
Previous Month

- Our Federal Reserve rate expectation bias over the next six months retreated slightly towards neutral as global credit fears intensified. *Given interest rate levels at the Fed's target "floor" between zero and 0.25%, the 'Ambassador Fed-ometer' reflects the Fed's additional stimulus apart from conventional monetary policy.*

- Federal Reserve Chairman Bernanke told the House Budget Committee last week that the impact of the European debt crisis on U.S. growth is "likely to be modest" if financial markets "continue to stabilize." However, Bernanke also stated that the risks from Europe's debt woes may require further Fed action.

Performance

Cash (3mo T-Bill) vs. 2yr Treasury

2%
1%
0%
-1%
-2%
-3%
-4%
-5%
-6%
-7%
Cash Outperforms
Cash Underperforms
-1.55%
-3.69%
-4.68%
-1.06%
0.41%
1.72%
1.16%
-2.30%
-5.38%
-1.06%
-0.47%
-0.44%
-0.63%
Source: Barclays Capital, Bloomberg Data
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
1mo
3mo
6mo

Cash underperformed again last month due to declining 2-year Treasury yields.

Returns	May	1yr
3mTbill	0.01%	0.17%
2y Tsy	0.48%	2.28%

Yield Curve

Historic Treasury Yield Curves
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
Yield to Maturity
5/31/2010
4/30/2010
5/29/2009
Source: Bloomberg Data
3mo
6mo
2yr
5yr
Time to Maturity

- The short maturity treasury yield curve flattened again last month as longer-maturity interest rates declined. The yield difference between the 3-month T-bill and 2-year Treasury tightened 0.19%, while 2-year and 5-year spreads declined by 0.13%.

- Traders don't expect the Fed to begin raising rates until the first quarter of 2011, based on futures pricing for Fed Funds.

Chart of the Month

Rising Credit Yields
3-month LIBOR

0.60%
0.55%
0.50%
0.45%
0.40%
0.35%
0.30%
0.25%
0.20%
Source: British Bankers' Association
1/1
1/15
1/29
2/12
2/26
3/12
3/26
4/9
4/23
5/7
5/21
6/4

The London Interbank Offered Rate (a.k.a. LIBOR), the most recognized reference rate for short-term credit, has risen to its highest levels of the year. The increase reflects higher levels of risk avoidance as global credit fears have risen in recent months.

AMBASSADOR CAPITAL MANAGEMENT

2

Inflation Sub-component
Ambassador Fed Following Index
Consumer Inflation
Business Inflation
Strength
Neutral
Weakness
Softened further
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

Changing Fed Funds Rate Expectations
Historic Fed Funds (%)vs Projected (%)
1.00
0.75
0.50
0.25
0.00
Historic Fed Funds
Anticipated Fed Funds (5/2010)
Anticipated Fed Funds (4/2010)
The anticipation of Fed rate hikes declined aggressively last month
Source: Federal Reserve
1/10
3/10
4/10
5/10
6/10
7/10
8/10
9/10
10/10
11/10
12/10
1/11
2/11

3

Quarterly Commentary

Our commentary entitled "Fixed Income Quarterly" provides investors with our economic insights and overall fixed income market strategies to add value to their investment decisions.

Click here for the most recent Fixed Income Quarterly publication.

Ambassador Capital Management   500 Griswold Street, Suite 2800   Detroit, Michigan 48226

Contact Us    Phone: (313)961-3111    Fax: (313)961-2875

1

Market Review

- Dallas Federal Reserve Bank President Richard Fisher summed up current policy recently by stating that the issue of raising interest rates is not on the front burner and that the Fed has plenty of other tools to use first to tighten policy. One obvious tool is the removal of the massive federal stimulus/liquidity dollars in the system, which may take a while.

- For the fourth straight quarter the corporate bond market outperformed the US government sector, the longest streak since 2004. The excess yield levels on corporate bonds relative to Treasuries have now narrowed to 2007 levels, prior to the unofficial start of the Great Recession.

- The yield curve continues to remain very steep despite lower inflation concerns. Rising yield levels for longer maturities in 2009 were generally blamed on rising inflation expectations; recent moves in long rates are reflecting additional concerns over the federal budget deficit and the related increase in Treasury issuance.

- The consumer still likes to shop with personal spending on track to increase in the first quarter at the fastest pace since the first quarter of 2007, disregarding stagnant personal income figures and a very subdued employment recovery.

Performance

4th Quarter Total Returns
Aggregate
Gov't/Credit
Int. Gov't/Credit
Government
Credit
Mortgages
AA-rated
BBB-rated
1.78%
1.55%
1.54%
1.11%
2.27%
1.54%
2.53%
3.25%
Higher risk equaled higher return for the
0.00%
1.00%
2.00%
3.00%
4.00%

Source: Barclays Capital

Yield Curve

Historical Yield Curves
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
The Yield Curve was virtually unchanged over the quarter and remains historically steep.
3/31/2010
12/31/2009
3/31/2009
Source: Bloomberg Data
3m
6m
2yr
5yr
10yr
30yr

Historical Inflation Data

Consumer Inflation Data
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
Trending downward since beginning of the year
CPI YoY
PCE YoY
Source: Bureau of Labor Statistics
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10

2

Economic Cycle

Fed Rate Policy Cycle - Historical vs.Current

Historical Fed Model
Ambassador Fed Model
Strength
Neutral
Weakness
A pause for the recovery close to neutral
Start Fed Hike
Stop Fed Hike
Start Fed Cut
Stop Fed Cut
Start Fed Hike

Yield Curve Cycle

Historical vs. Current

Historical 2yr/10yr
Current 2yr/10yr
Steep
Neutral
Flat
Moving further above the historical trendline
Source: Bloomberg Data
Start Fed Hike
Stop Fed Hike
Start Fed Cut
Stop Fed Cut
Start Fed Hike

Corporate Bond Yield Spread Cycle

Historical vs. Current

Historical Yield Spread
Current Credit OAS
Cheap
Neutral
Rich
Corporate bond yield spreads close to neutral
Source: Barclays Capital
Start Fed Hike
Stop Fed Hike
Start Fed Cut
Stop Fed Cut
Start Fed Hike

U.S. Treasury 10 Year Note Historical Yield
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
1965
1970
1975
1980
1985
1990
1995
2000
2005
2010
4% is an important threshhold for the 10-yr historically
Source: Bloomberg

Bond investor fears of an impending move higher for interest rates rose over the past month with the 10-year Treasury climbing close to 4% recently.  Throughout most of last year, the massive government stimulus programs kindled fears of looming increases in inflation followed by higher interest rates.  Lately, the large amount of slack still remaining in the economy has quieted inflation concerns lately.  The bond market has not missed a beat, however, and has focused on an old, but familiar reason to anticipate rising yield levels: funding the rising budget deficit.  The U.S. budget deficit, which rose to $1.4 trillion in fiscal 2009, will drive Treasury sales to a record $2.43 trillion this year, according to a February survey of bond-trading companies.  The concern over supply is global in nature given the fact that the majority of the major economies have massively increased government spending since late 2008 to support and provide liquidity to the financial system.  Historically, major governments have always been able to easily borrow unlimited amounts cheaply, but not necessarily all at the same time.

Interestingly, Japan has the lowest interest rates in the world despite having the highest debt burden of all the major economies.  Total public and private debt versus GDP is approximately 470% in Japan versus 370% in the U.S., while recent 10-year government rates in Japan average 1.35%.  The reason for the low yields is two-fold.  First, Japan has a massive level of internal savings that allows 93% of their debt to be funded domestically and cheaply.  Second, the Japanese economy has been experiencing deflation.  Both Japan’s deficit and deflation issues stem from the popping of a real estate bubble in the early 1990’s.  By propping up unsound banks and not addressing the issue of bad loans, the country has experienced almost two decades of stagnant growth, coupled with a massive and still increasing deficit.  Sound familiar?

Recently, former Fed Chairman Alan Greenspan stated that the current rise in Treasury yields represents a “canary in the mine” that may signal further increases.  Mr. Greenspan may finally be right this time.  Budget deficits are here to stay for a long time and not only because of the recent stimulus.  The financial crisis has added several trillion dollars to the budget deficit, but our structural deficits (Medicare, Medicaid, and Social Security) will add tens of trillions of dollars more in the coming decades.  The economy is in much better shape to handle higher interest rates than most would have expected a year ago (chart: Economic Cycle) however, the underlying problem (debt) still exists.  Indeed, despite two years of financial distress, private debt levels have barely fallen and public debt is exploding.  Any rise in interest rates not related to an improving economy will be particularly harmful to the housing market and consequently consumer balance sheets as well.  As a result, we remain cautious regarding risk to both the economy and the credit markets.  We continue to view the flattening of the yield curve as the best opportunity for outperformance at this stage of the cycle and would treat any additional steepening from this point to be an opportunity to add to our portfolio yield curve flattening positioning.

3

Tutorial

The following tutorial is designed to offer a comprehensive presentation of how professional fixed income portfolio managers invest in the bond market. The first chapter is a general overview of the bond market and covers the basics of bond market investing. The following two chapters discuss in detail the two most important fixed income concepts with which an investor will need to be comfortable in order to understand how the bond market functions: the bond price/ interest rate relationship and the concept of duration. The fourth chapter discusses the role of the Federal Reserve and its effect on bond yield levels. The last chapter covers in detail the various types of bonds and their related sectors.

•

The Bond Market - An Overview

•

The Bond Price/Interest Rate Relationship

•

Duration

•

The Federal Reserve and the Bond Market

•

Bond Types/Sectors

Ambassador Capital Management   500 Griswold Street, Suite 2800   Detroit, Michigan 48226

Contact Us    Phone: (313)961-3111    Fax: (313)961-2875

1

I.

The Bond Market – An Overview

What is a bond?

A bond is a debt security, similar to an IOU, which allows institutions to borrow money directly from investors.  When investors purchase a bond they are, in essence, assuming the role of a bank and loaning money to an institution.  In return, the issuer of the bond promises to pay a set rate of interest over the life of the bond and to repay the original payment, or principal amount, back on an agreed upon future date, or the maturity date. The description of an individual bond would generally include the issuer name, coupon rate, and maturity date.  For example: General Motors (GM) 4.25% due 6/30/2010.  This particular bond was issued by General Motors and pays an annual interest payment amount, or coupon, of 4.25% on each $1,000 bond issued until its maturity date of June 30, 2010.  On the maturity date the investors will receive 100% of their principal amount back from GM. Issuers of bonds fall into one of four main categories: U.S. Treasury, U.S. Agencies, Corporations, and Municipalities.  A more detailed description of these categories can be found in chapter V.

Why invest in bonds?

Bonds provide investors a steady, high-quality stream of current income and long-term preservation of principal.  The bond market is highly liquid and offers a vast assortment of products ranging from cash management investments for liquid funds to longer maturity issues used for long-term liability management.  Bonds are also used in many portfolios to lower the risk of investments in the stock market by stabilizing the volatility of the portfolio and improving performance versus an all-equity portfolio in recessionary environments.  Fixed income securities are also typically safer investments than stocks.  In the event of a default of a credit, bond investors are treated the same as creditors and have a legal claim over equity investors as to both income and principal of the issuing entity.

How a bond works

A bond, in its simplest form, is an investment that will pay a set, or fixed, income stream for a pre-determined amount of time.  The most basic of bond structures involves an interest, or coupon, payment to the investor every six months and a return of principal to the investor on a specified maturity date, which can range from 1 day to 100 years.  The bond market is referred to as the fixed income market because the amount of income an investor receives is fixed, or set, by the coupon rate.  The coupon rate determines the amount of interest that the bondholder will receive annually as a percentage of the amount of principal, or par amount, due on the maturity date.

We thought a timeline graph might help visualize the fact that any bond can be broken down and separated into a series of cash flows.  Looking at a bond in this way helps in the understanding of arguably the single most important bond market concept of duration, which is covered in chapter III.   Looking at the timeline graphs that follow, the smaller red dollar signs represent the coupon, or interest payments, that occur every six months.  Since the coupon is paid in six-month installments, each payment would represent half of the annual interest payment.  The return of the principal amount of the original investment on the maturity date is also represented by a dollar sign, only larger and blue.  Essentially, a bond is made up of a number of small interest payments and one final large principal payment.

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3

Types of risk in bond investing

We have listed below the major risks that can directly affect bond investors:

Interest Rate Risk

Interest rate risk is usually the most important factor influencing a bond’s market price and total return.  Changes in the overall level of interest rates will cause the prices of all bonds that are owned by investors to move in an opposite direction.  In other words, if interest rates are falling, bond prices will rise and if interest rates are rising, bond prices will fall.  This concept forms the basis of all bond market investments and will be covered in more detail in chapters II and III.

Credit Risk

Credit risk is the risk that the issuer of a bond will be unable to make its scheduled principal and interest payments for a given bond.  Treasury, agency and mortgage-backed securities are generally considered to have very low levels of credit risk associated with them due to their sponsorship by the U.S. Government. Credit risk exists mainly in the corporate bond market, where the issuers are business entities.  Bond investors are aided in their credit analysis by the two major bond rating agencies, Moody’s and Standard & Poor’s.  Chapter V covers ratings in more detail.

Reinvestment Risk

Reinvestment risk refers to the risk that the rate at which coupon payments are reinvested over the life of the bond decline from the expected rate at the time of purchase.  Reinvestment risk is higher the longer the maturity of the bond.  An example of the importance of reinvestment rates and interest on interest over long periods of time is given at the end of this chapter.

Liquidity Risk

Liquidity risk refers to the costs involved with buying bonds and the ease in which the bond can be sold when the market is under pressure. Factors that affect the level of liquidity for a bond include: type, issuer, size, and maturity.  The cost of liquidity is reflected in the difference between the bid, or the price at which the bond can be sold in the marketplace, and the offer, or the price at which a bond can be purchased.  Treasury securities are considered the most liquid bonds in the world and during times of global turmoil usually attract large amounts of cash flows.

Structural Risk

Not all bonds pay a coupon every six months and/or pay 100% of principal on the maturity date, while some even have coupon payments that periodically change, or “float.”  Bonds with differing cash flows will react to movements in interest rates in different ways and need to be analyzed accordingly.  Wall Street continues to design new and different types of fixed income securities considering anything with an anticipated and measurable cash flow a candidate to be securitized.  An extreme example is the musician David Bowie who securitized his expected royalty payments on his first 25 albums over the next 10 years and received $55 million up-front from investors.   Mortgage-backed securities are the largest sector of structured securities, paying both interest and principal on a monthly basis.  Other types of bonds with structure would include callable and putable bonds, asset-backed securities, floating-rate notes, and TIPS (Treasury Inflation Protected Securities).

4

The bond market evolution

Over the past 15-20 years the bond market has evolved into an increasingly complex array of products.  Many of the new ideas are designed to increase diversification, such as mutual funds and money market/trust funds.  However, there has been an increasing number of “non-traditional” securities designed over recent years that include everything from leveraged derivative securities to the U.S. Treasury issued Inflation Protected Securities (TIPS).  Non-derivative structured bonds such as asset-backed and mortgage-backed securities have come to represent a dominant sector of the marketplace.  Indeed, over the next 10 years mortgage-backed securities are projected to overtake Treasury securities as the largest sector in the bond market. Traditional approaches, such as credit risk analysis, continue to play a role in fixed income management; however, bond portfolio managers must increasingly be aware of new structural designs for fixed income securities coming out of Wall Street on a consistent basis.

Bond investor’s likes and dislikes

One of the main characteristics of fixed income securities is their close relationship to interest rates: bond prices move in the opposite direction of interest rates.  Again, this concept will be covered more thoroughly in chapter II.  Due to this relationship, the bond market generally does well through times of economic downturns.  During slow growth periods of the economy the Federal Reserve generally lowers interest rates in order to stimulate the economy (covered in chapter IV).  As interest rates decline, bond prices increase, generating capital gains on top of interest/coupon income.  With this in mind, we have listed below some general likes and dislikes for the bond market:

5

Reinvestment and interest on interest

We have explained the benefits of the inclusion of bonds in a portfolio, particularly for assets that have a short time horizon.  Over longer periods of time, the steady interest payment of a bond can generate larger than anticipated returns due to the reinvestment of those payments by the investor.  A great example of the potential earnings from reinvestment is one that is commonly used to entice young investors to start saving as soon as possible and is shown below.

The two columns represent two separate investors of the same age.  Investor A begins putting $2,000 in a savings account per year at the age of 25 and stops adding payments at the age of 39 (15 years) for total contributions of $30,000.  Investor B doesn’t begin making payments into his/her savings account until the age of 29 and continues payments through the age of 65 (37 years) for total contributions of $74,000.  Assuming an 8% reinvestment rate, both investor A and investor B will have portfolios worth approximately $400,000 at age 65.  In other words, the amount of interest on interest earned by Investor A on the first four payments of $2,000 from age 25-29 is enough to make up for the additional $44,000 saved by Investor B from age 40-65.

6

II.

Relationship Between Bond Prices, Interest

       Rates and Bond Performance

This chapter addresses one of the most important and most misunderstood concepts in bond investing: the relationship between bond prices and interest rates.*  Interest rates, or more specifically, changes in the level of interest rates will generally be the largest factor in the total return performance calculation for a bond.  Interest rates, which includes everything from CD rates to mortgage loan rates, fluctuate over time and are predominantly influenced by the underlying state of the economy (see chapter IV).  The following chapter (III) will address some of the tools bond managers use to structure their portfolios to control interest rate exposure and maximize return.

*We are using the terms interest rate and yield interchangeable to represent the current market rates for borrowing money.  Also, interest rates, or yields, should not be confused with the coupon rate on a bond, which is a set rate and will not change from the time the bond is issued until its maturity date.

Let’s begin with the first major rule that commands the bond market:

Rule #1:  Bond prices move in an opposite direction of interest rates.

In other words, if interest rates (yields) are increasing bond prices will decline, and if interest rates (yields) are falling bond prices (values) will increase.

1994-1995 = Volatility

To give you an idea of how interest rate changes affect bond prices and returns, we’ll examine the volatile years of 1994-1995.  In 1994, the bond market experienced its worst year of performance on record.   Starting in January of that year, the Federal Reserve began increasing short-term interest rates in order to slow what they determined to be an inflation-producing economy, and interest rates rose an average of 3.0% by the end of the year.  The increase in interest rates caused bond prices to fall and, depending on the maturity of the bond, resulted in historically small and sometimes negative returns for bonds. The following year inflation and the economy began to slow; allowing interest rates to fall and retrace 2% of what was lost the previous year. The result was an increase in bond prices in 1995 and index returns that were highly positive as shown in the following chart.  You will note that the longer the maturity of the bond the higher the impact of the interest rate move.  The reason has to do with the duration of the bonds, which will be covered in the next chapter.

7

Okay, now that you have an idea of how interest rate changes can affect bond prices and therefore returns, we will now try to explain why bond prices move in an opposite direction from interest rates. First we’ll examine the general reasoning behind the concept, which will lead into an explanation of relationship between interest rates and yield levels on bonds.

Examples

Let’s try a non-bond example first: professional athlete salaries. Let’s assume a superstar player signs a 10-year contract at the market rate of $10 million annually, which we also assume is 10% of the average team’s annual revenue of $100 million.  As mentioned in Chapter I, a bond is a contract that pays a series of cash flows to the owner of the bond.  Professional athletes are the owners of a contract with both an annual cash flow and a final maturity.  Specifically, the contract has a maturity date of 10 years and an annual payment of 10% of revenue, similar to a coupon.

Now let’s assume that 2 years after the contract is signed, league superstars are in much higher demand and the going rate increases to 20% of revenue, or $20 million annually.  Assuming that the superstar agrees to honor the original contract (not always the case), what happens to the worth of the contract to the player.  It decreases.  He is locked in for the next 8 years at a below market rate of 10%.  Simply stated, annual payments (interest rates) on contracts increased from 10% to 20%.  The higher rates of payments (coupons) demanded by the players (investors) resulted in all previously existing contracts (bonds) declining in value (price).

How about trying a real bond example.  Let’s assume that the year is 1994 and therefore interest rates are rising.  Most investors’ initial reaction is that an increase in interest rates should be beneficial to bond investors because they would earn a higher rate of interest.  And in one sense this is true – if the investors had new cash to invest, their new purchases of bonds would earn a higher rate of interest.  However, we are more concerned with the reaction of existing bond holdings in the portfolio.  Why?  Because current bond holdings would decline in price and value as interest rates rose.  Similar to the pro athlete contract, the reason for the decline in value is that the amount of interest paid, or the coupon rate of existing bond holdings, does not change as interest rates change.  In other words, if an investor buys a new bond at a dollar price of 100 (par) and a 6% coupon, they will receive exactly 6% in interest payments every year.  If general market interest rates suddenly increased by 1.0% and new bonds were being issued at a price of 100 and a 7% coupon rate, the investor will continue to receive 6% in interest every year as was agreed to when the bond was originally purchased.  Furthermore, in order for other investors to have interest in buying your bond only earning 6%, they would want to pay a lower dollar price than 100.

The dollar price an investor pays for a bond will revolve around its relationship to the dollar price of 100, or par, which will be received on the bond’s maturity date.  Bonds with coupon payment rates lower than current interest rate levels will sell at a dollar price less than 100, or par, and vice versa.  For example, if interest rates suddenly rose to 7%, the dollar price of the existing 6% bond would decline to a level below 100 – referred to as a discount – that would make the return over the life of the bond equal to 7% (see following chart).  In other words, the difference between the 100 dollar price that the investor would receive at maturity and the current price would have to make up for the 1.0% of lost interest payment (7%-6%) until the maturity date.  In essence, the investor would receive less income and more principal over the life of the bond.  Bonds with coupon rates that are higher than current interest rates will trade at a dollar price above 100.  A dollar price above 100 is called a premium.

Again, notice that the 10-year maturity bond’s price is much more volatile than the 2-year issue.  This has to do with the concept of duration, which will be covered in the following chapter.

8

One last point to make involves the concept of yield and more specifically, yield-to-maturity.  Yield-to-maturity is the actual yield, or return, an investor would receive over the life of a bond if the bond were held until the maturity date. Yield-to-maturity is the first number bond managers take into account when considering a fixed income investment.  Besides being an accurate measurement tool, yield-to-maturity also makes comparisons of various bond offerings easier by presenting a common measurement.  The SEC yield disclosed by bond mutual funds is based on the yield-to-maturity calculation.  One other yield number that is commonly quoted is the current yield.  The current yield is simply the coupon of the bond divided by the price.  Current yield can be useful in obtaining a general idea of the size of the coupon on a bond relative to another, but it has nothing to do with the true earnings potential and total return of a bond and should not be used for investment decision-making.

HINTS

The easiest way that we have found to remember the relationship between bond prices and interest rates is using a pencil or a pen placed diagonally across and balanced on your finger.  Imagine one side of the pencil is the bond price and the other side is interest rates.  Now move the interest rate side downward and notice what happens to the bond’s price.

9

III.

Duration

The dreaded “D” word. In the previous chapter we touched on the fact that bonds with different characteristics will exhibit different price reactions to interest rate movements.  Duration is simply a useful measurement of how sensitive a bond is to interest rate changes; and the higher the duration, the higher the sensitivity. The length of time until a bond matures will generally be the largest factor affecting a bond’s interest rate sensitivity and therefore its duration as well.  Longer maturity bonds will have higher durations and more of a price change for a given interest rate move than shorter maturity bonds. Later in the chapter we will go through the basics behind the calculation of duration.

Specifically, duration approximates the percentage change in dollar price for a bond given a 1.0% move in interest rates.   An example is very helpful in understanding this concept.  Suppose an investor purchased at par, or 100, a newly issued 5-year bond that has duration of approximately 4.25 years.  (See chart of durations for bonds of various maturities)  If interest rates suddenly decreased by 1.0%, the dollar price of the 5-year bond would increase by approximately 4.25% to $104.25.  If interest rates instead increased by 0.50%, or ½%, then the dollar price of the bond would decrease by ½ the duration, or approximately 2.13%.

Which leads us to the second rule of fixed income portfolio management:

Rule #2:  Duration estimates the percentage move in price of a bond or portfolio for a 1%

                move in interest rates.

Duration calculations are used by fixed income managers to position their portfolios according to their expectation for the current direction of interest rates.  For example: If interest rates are expected to fall, managers will increase the average maturities of their portfolios to increase the durations and therefore receive a higher level of price appreciation.

Duration is a very important concept for fixed income investors because changes in the level of interest rates will generally be the largest determinant of a bond’s or a portfolio’s return.  A portfolio with a higher duration will always be more volatile (risky) than one with a lower duration.  Therefore, duration is an important measure of the level of risk associated with the portfolio as well.  Measuring this risk level is particularly helpful in asset allocation models and in the cash flow management of portfolios with asset/liability structuring needs.

10

Although the maturity of the bond will generally be the overriding factor determining its duration level, a bond’s coupon will also affect its duration.  Listed below are the three basic determinants that will affect a bond’s duration.

The Calculations

First formulated in 1938 by Frederick Macaulay, duration is calculated as the average weighted maturity of a bond’s cash flows.  Cash flows would include both interest and principal payments. This is most easily understood with the use of a picture.  As shown in the following chart taken from chapter I, a bond can be broken down into a timeline of coupon payments and a final principal payment at maturity.  Each coupon payment (red) is much smaller than the final principal payment (blue); we made them smaller in size to denote the smaller weighting of their cashflow.  The bond shown is a 5-year security that pays interest every 6 months and will return the investor’s principal at a dollar price of 100, or par, on the maturity date.  Since duration is the average maturity of these cash flows, or payments, and the principal payment is much larger than the coupon payments, the duration will generally be somewhere between ½ of the years to maturity and the bond’s final maturity.   In this case, the duration is 4.25 years, which is represented by the triangle base used to balance the cashflow teeter-totter.

Let’s look at a variation of the above chart to help explain the relationship of a bond’s coupon to its duration.  The following chart again shows the cash flows for a 5-year maturity bond; however, the coupon rate is shifted higher.  As the cashflow amounts of the coupon payments increase, the weighted average maturity of the cash flows shifts to the left and the duration of the bond shortens.  Conversely, if the coupon rate was smaller the duration would increase; and if the bond was a zero-coupon bond (2nd chart below) the duration would equal the maturity date since all of the cash flows would be received on that date.  This explains why 30-year maturity zero-coupon bonds, or strips, are in high demand during periods of declining interest rates – the bond’s duration of 30 years would approximate a 30% increase in value for every 1% decline in interest rates!

11

It should be noted that a bond’s dollar price would actually increase by more and decrease by less than the estimation using duration due to something called convexity.  Further, the accuracy of duration’s prediction decreases as the level of interest rate change increases. For most investors, however, duration offers a very good approximation of interest rate risk and is more than adequate for general bond portfolio management purposes.

HINTS

The easiest way to remember the concept of duration is to memorize the fact that duration measures the percentage price change for a 1% move in interest rates.  This knowledge will allow you to understand why a higher duration bond, or portfolio, will have a higher level of interest rate exposure and will therefore be a riskier asset.

Additionally, keep in mind that duration is an average maturity of a bond’s cash flows and imagine the timeline teeter-totter.  If you can also memorize the fact that the duration of a zero-coupon bond is equal to its maturity date, you will remember that lower coupons equal higher durations and vice versa.

12

IV.  The Federal Reserve, the Yield Curve and

         the Economy

In this chapter we discuss the various influences that shape the level and movement of interest rates.  Our first section begins with a description of the Federal Reserve and its role in controlling interest rate direction.  The second section defines and discusses the yield curve and its various shapes. The third section discusses the various economic variables that influence the level of bond market yields.  We end with a section on the way bond portfolio managers construct a portfolio to benefit from anticipated yield curve shape changes.

The Federal Reserve

The role of the Federal Reserve (Fed) is to provide a monetary climate that promotes economic stability while maintaining consistent economic growth.  That is, they strive to keep the peaks and troughs that occur during the growth and recessionary periods of an economic cycle to a minimum.  The Fed accomplishes their task primarily through the manipulation of two interest rate levels: the Federal Funds rate, which is the rate that banks charge each other to borrow reserves overnight; and the Discount Rate, which is the rate the Fed charges for bank reserve borrowing.  Changes in the Fed Funds and Discount rates have a direct impact on bond market yield levels.  Specifically, the Fed is able to directly target shorter-maturity bond yield levels due to the short-term nature of the Fed Funds rate – overnight.  And, since fixed income portfolio managers are always attempting to anticipate upcoming movements in interest rates, “Fed watching” is a common hobby.

The following graph shows how the change in short-term interest rates (3-month T-bill) over the last 15 years has corresponded to changes in Fed policy direction.  The Fed is said to be in an easing mode when they are reducing interest rates and a tightening mode when interest rates are being pushed up.

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A major consideration for the current Fed in preserving stability in the economy is controlling and maintaining the level of inflation.  We say “current Fed” because the Federal Reserve has changed the way they measure and control the economy many times over the last 100 years.  For example, the technology spending growth spurt of the late 1990’s provided fresh evidence that the Fed needs to be flexible in their approach and that economic models need to be adjusted continuously.

Over the past 30 years central banks around the world have come to the conclusion that inflation – or more specifically rapidly increasing inflation – has been the main culprit of most of the global economic downturns since WWII.  The Federal Reserve, in particular, has acknowledged the fact that a majority of the past downturns in the U.S. economy have occurred as a partial result of the Fed’s attempt, and inability, to keep inflation under control. Needless to say, managing the level of inflation remains a central focus of all of the major central bankers in the world.

Investors who purchase bonds with maturities longer than a couple of years have increased risk exposure to the level of inflation and its erosion of future cash flow values (coupon payments and the final principal payment).    This fact is reflected in the higher yield levels that are generally demanded by long-term bond investors.  It is interesting to note that Federal Reserve policy targets the level of inflation because inflation expectations have a greater impact on the level of interest rates for longer maturity bonds than shorter maturity bonds.  As explained previously, the Fed directly controls shorter maturity bond yield levels.

More detailed information regarding the Federal Reserve and their policies, including statistical material on the economy, can be found at the website of the Federal Reserve.

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The Yield Curve

The fact that there are different factors influencing shorter and longer maturity bond yield levels explains the need for bond investors to analyze not only general interest rate levels, but also relative yield levels across the various ranges of bond maturities.  To simplify the analysis, bond market yield levels are commonly represented graphically in what is referred to as the “yield curve.”  The yield curve is simply a line graph that reflects the various yield levels currently being paid for owning treasury securities with maturities ranging from 1 month to 30 years (see following chart).

Maturity

In the last chapter on duration, we discussed the importance of general interest rate movements on bond market performance.  Bond investors must take their analysis one step further, however, and look at interest rate movements across various maturity ranges in order to make a decision on portfolio positioning.  Indeed, not only does the entire yield curve move up and down with movements in general interest rate levels; it also continuously changes shape.  Generally, the curve is upward sloping – shorter maturity yields are lower than longer maturity yields (see 12/31/99 yield curve on chart).  This makes intuitive sense as most investors would expect to receive more in compensation (yield) for the longer use (maturity) of their money.  However, the following chart shows just how volatile the yield curve shape can be.  Notice the difference in the ending yield curve shapes over the years of 1998-2000.  These are three good examples of the various potential yield curve shapes: flat (12/98), upward–sloping (12/99) and inverted (12/00).

Maturity

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Yield Curve Shape and the Economy

We have mentioned that the Fed directly controls interest rate levels on short-term bonds, and inflation expectations dominate the longer maturities.  As a result, the yield curve tends to have distinct shapes depending on the strength of the economy.  In fact, the shape of the yield curve has a high correlation, or relationship, to the strength of the economy throughout an economic cycle.  The following graph gives you an idea of how the average yield curve shape changes through an economic upswing and subsequent recession.  The black line represents the ups and downs of the economy through an economic cycle and the blue lines represent the average curve shapes at that particular point in the cycle.

1 Expansionary Stage

- High level of economic growth
- Stimulative Fed in easing mode, keeping short-term yields low
- Inflation concerns high, keeping long-term yields high
- Yield curve shape is steep; short-term yields well below long-term yields

2 Mature Stage

- Stable/flat economic growth
- Fed begins tightening mode to slow the economy by raising short-term yields
- Inflation concerns decline, lowering long-term yields
- Yield curve shape is flattening; short-term yields rising versus long-term yields

3 Slowing/Recessionary Stage

- Low to negative economic growth
- Fed tightening (increasing) of short-term yields continues
- Inflation concerns low, keeping long-term yields low
- Yield curve shape is inverted; short-term yields higher than long-term yields

4 Bottom/Recovery Stage

- Stable to low economic growth
- Fed begins easing mode by lowering short-term yields
- Inflation remains low, stabilizing long-term yields
- Yield curve shape steepens; short-term yields decline versus long-term yields

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Portfolio Positioning

Fixed income portfolio managers follow movements in the yield curve very closely and adjust maturity structures in their portfolios often to position for anticipated yield curve changes. A bond investor has three basic options for structuring the maturities of the portfolio while maintaining the same duration, or interest rate risk profile:

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V.

Bond Types/Sectors

In the previous two chapters we discussed a couple of portfolio management tools utilized by fixed income managers to add incremental value to their portfolios: duration adjustment and yield curve positioning.  Decisions based on these tools are ultimately used to determine the general maturity structure of the portfolio.  The subsequent consideration for bond investors is deciding which types of bonds to then purchase within these maturity ranges.

Bonds come in many different shapes and sizes.  The two main distinguishing characteristics are the type of issuer and, more importantly, the quality of that issuer.  Many different types of institutions use some form of debt to finance their short- and long-term operations.  The largest issuers of bonds in the United States can be broken down into four general categories: The U.S. Treasury, U.S. Agencies, Corporations, and Municipalities.

U.S. Treasury

Let’s begin with the issuer that sets the standard for the bond market: the U.S. Treasury.  Despite the fact that in 2000 Japan overtook the U.S. Treasury as the largest issuer of debt in the world, Treasury securities are still the benchmark bonds of choice for global managers due to their perceived high level of both safety and liquidity. Currently there are approximately $1.5 trillion of U.S. Treasury securities outstanding, constituting 28% of the global government bond market as measured by the G7 countries.

G7 Government Bond Markets (12/31/04)

UK
4%
US
25%
Japan
42%
Canada
3%
France
8%
Germany
9%
Italy
9%

Source: Lehman Brothers

Treasury security issuance in the U.S. has steadily declined as a percentage of both the global and domestic marketplace in recent years.  In fact, at year-end 1995 the U.S. constituted nearly 50% of the G7 Treasury issuance outstanding.  Although U.S. issuance has fallen in recent years, foreign government security growth has been enormous.  In particular, Japan has issued large amounts of debt in recent years in an attempt to stimulate their depressed economy.

We use the term Treasury securities because for some unknown reason the government decided to increase the level of confusion in the bond market by using different names to identify Treasury securities with different maturities.  For example, Treasury securities with a maturity date at the time of issuance of one year or less are called Treasury Bills, or T-Bills.  Treasury securities with

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an original maturity date between two and ten years are called Treasury Notes, and securities originally issued with thirty-year maturity dates are called Treasury Bonds.

The yields, or interest rates, on Treasuries constitute what is commonly referred to as the risk-free rate.  The combined yield levels on all maturities of outstanding Treasury issues from 1 month out to 30 years make up the yield curve, which was discussed in the previous chapter.  The yield curve is utilized by bond investors as a base comparison for the yields of other types of fixed income issuers and products that have varying levels of risk.  Non-Treasury securities will commonly be quoted at a yield premium (spread) over a comparable maturity Treasury issue to gauge value.  In addition to their status as the most liquid and safe investment in the bond market, Treasuries are also exempt from state and local income taxes.

U.S. Agencies

The U.S. agency market consists of issuers that have some form of government sponsorship or guarantees, but are not necessarily direct obligations of the U.S. Treasury.  Many of the agencies are referred to as Government Sponsored Entities (GSEs); however, this is a bit misleading because there are numerous types of agencies, with varying degrees of government support.  Below is a list of the five largest agency issuers and a general guideline as to their degree of government sponsorship.

The two largest issuers of bonds are the Federal National Mortgage Association (FNMA) a.k.a. Fannie Mae, and the Federal Home Loan Mortgage Corporation (FHLMC) a.k.a. Freddie Mac.  Both agencies were established with the sole purpose of increasing home ownership in the U.S. This is accomplished through the purchasing of individual mortgage loans from mortgage lending institutions (mostly banks) throughout the country in order to reduce the amount of loans in the lenders’ portfolio.  By decreasing the amount of mortgage loans on their balance sheets, the lending institutions can increase their availability of mortgage credit.  The increased supply of available mortgage credit in the system leads to lower overall mortgage lending rates and therefore increased home ownership. The Government National Mortgage Association (GNMA) has a similar mandate; however their portfolio is composed of mortgages insured by the Federal Housing Administration (FHA), or guaranteed by the Veterans or Farmers Home Administration.  All three agencies also participate in the packaged sale of mortgages from their portfolios in the form of mortgage-backed securities, which are covered later in this section.

Corporate Bonds

Bonds that are issued by individual companies to fund both daily operations and long-term expansion are called Corporates. Similar to stocks, corporate bonds are issued by many different types of companies with varying levels of financial strength.  Unlike stock market investors, however, corporate bond investors are less concerned with a company’s ability to meet its next earnings estimate and more concerned with a company’s credit worthiness and the potential for a default on interest and principal payments prior to the stated maturity date of the bond. The Corporate bond sector is generally separated into four broad categories: industrial, finance, utility, and foreign.

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Bond investors are aided in their analysis of the default risk of a company by two independent bond rating agencies: Moody’s and Standard & Poor’s. Both rating agencies rate company debt in a fairly similar way – as shown in the chart below. An important ratings break point for companies is a rating of investment grade, which is shown on the chart as a rating of BAA3/BBB- or higher.  A rating below BAA3/BBB- would constitute non-investment grade, commonly referred to as high yield, or junk.  Wall Street generally quotes the ratings of a bond by stating the Moody’s rating first.  Also, more than one “A” in the rating would be quoted as “double or triple A.”  For example, a bond rated Aa2/AAA would be quoted as “double A 2, triple A”; a bond rated BAA1/BBB+ would be quoted as “B double A 1, triple B plus.”

Structured Products

The bond market has become an increasingly complex environment over the last 20 years as Wall Street has continuously come up with new and ingenious ways of designing and packaging fixed income products.  The result has been the emergence of brand new sectors of bonds, often exhibiting characteristics entirely different than the standard bond structure.  As discussed in previous chapters, the most common bond structure includes a coupon payment every six months and the payment of 100% of principal (par) value on the maturity date.  Referencing the first chapter where we discussed what a bond is, you may recall that we defined a bond as a loan by an investor for which the investor receives a set series of cashflows, namely, principal and interest payments.  Given this definition, Wall Street correctly reasoned that bond investors would consider for their portfolios any type of investment vehicle that distributes some type of predictable or semi-predictable cash flow.

The most logical and successful resource of cashflow instruments available are consumer loans, the largest of which are mortgage loans.  In fact, the idea of packaging, designing and selling fixed income securities backed by home mortgages to the bond market has been so successful that over the last 10 years that the mortgage-backed security market has exploded in size, and currently represents over 35% of the investment grade Lehman Aggregate Index.  Before getting into more detailed specifics on the mortgage-backed bond market we would note that there are two other major financing vehicles that are repackaged and sold to bond investors: credit card receivables and automobile loans.  Bond issues that are supported by credit card and auto loans are referred to as asset-backed securities.  Asset-backed securities are designed and trade in a very similar way to mortgage-backed securities.

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Mortgage-Backed Securities

Mortgage-backed securities are by far the most misunderstood sector of the bond market.  The three main issuers of mortgage-backed debt are the government agencies of FNMA, FHLMC and GNMA. The primary benefit in owning mortgage-backed bonds is their low level of credit risk.  Indeed, a large reason for the success of the mortgage-backed market is certainly the advantage of having a high degree of credit quality due to the backing by a federal agency.  As discussed in the Agency section, the government instituted these agencies in order to buy mortgages from mortgage lending institutions to make room for increased lending.  The mortgage-backed market has become an extension of this idea because it allows the agencies to make more room in their own portfolios by also selling to a third party – bond investors.  All three agencies: 1. Purchase mortgage loans from lending institutions 2. Combine similar mortgages together into a “pool” and package in a security form 3. Sell them to investors.

Before the agencies sell their numerous mortgage loans to bond investors, the mortgages are grouped together into what is referred to as pools.  Individual pools hold on average 100-200 separate mortgage loans.  The mortgages in each pool all have similar rates and length of time until they are paid off.  For example, all 30-year mortgage loans with mortgage interest rates of 5.75-6.25% would be combined together in the same pool.  The result is a smoothed average of cash flows of similar mortgage loans that makes analysis easier for the investor.

Mortgage-backed securities, commonly called pass-throughs, are difficult bonds for investors to analyze because they add a large wrinkle in the way principal and income payments are received.  Instead of paying like a standard bond – a coupon payment every 6 months and a return of principal on the maturity date – mortgages “pass-through” both principal and interest to the holder of the bond on a monthly basis as principal and interest payments are paid by the owners of the houses in the pool.  Therefore, not only is the bond investor receiving monthly interest payments, they also receive monthly principal payments as well.  In other words, instead of receiving a lump sum payment of principal on the maturity date, the investor receives smaller principal payments throughout the life of the bond until the loan is completely paid off.  When a loan in the pool pays off early, the full principal amount is passed through to investors and they receive an early payment of principal, called a prepayment.

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Prepayments

Mortgage-backed securities are designed to pass-through the payments individuals make on their monthly home mortgage payment to investors.  As we know, most homeowners pay off their mortgage before the final maturity day of the loan.  The most common reason is an outright sale of the home, but other reasons can include insurance related events such as a fire, or the one that is the most important to mortgage-backed bond investors – refinancing.  Investors realize that there is going to be a certain amount of turnover as individuals sell their homes in the pool and they can predict this prepayment event somewhat accurately using historical information.  The refinancing level of mortgages, on the other hand, does not have much history and also fluctuates with the level of interest rates making it more difficult to estimate future cash flows.

As was discussed in section 2, duration is a tool used to measure a bond’s sensitivity to changes in interest rates.  Since duration is a measure of the average maturity of the cash flows for a bond, duration is a very difficult number to measure with mortgage-backed securities.  Duration becomes a moving target for mortgages as interest rate movements either increase or decrease current refinancing and therefore prepayment expectations.

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Sector Weightings/Indexes

We presented a pie chart at the beginning of this chapter that showed the current market-weighted percentages of the various amounts of issuance in the global bond market.  These percentages change over time with the supply of bonds constantly changing as older bonds mature and new bonds are issued.  In the case of the U.S. Treasury market, the supply outstanding has decreased rapidly relative to other sectors in recent years as government borrowing levels have declined.  Within the U.S. broad bond market and its various sub-sectors the percentage of holdings has changed quite dramatically as well. The following pie charts show how drastically the investment grade market, as measured by the Lehman Aggregate Index, changed over the past nine years.

The first thing you will note on both sets of pie charts is the decline in the percentage of Treasury issues outstanding and the increase in the mortgage/asset-backed sector.  The following pie charts also reveal a related phenomenon – a decline in the overall credit quality and increase in risk of the overall bond market.  Two things are occurring.  First, the decline in the supply of the highest quality sector: U.S. Treasury issues.  Second, the deliberate decline in credit quality by many corporate issuers that have found that the expense associated with keeping a AAA or AA quality rating is not worth the benefits.  The bottom line to remember is that index characteristics are a moving target and therefore should be continuously monitored.

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Glossary

Please feel free to browse through our glossary to look up any words that may be unclear or if you need clarification on the definition of a word.

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A
Accretion
Accrued Interest
Agency Bonds
Amortization
Annuity
Arbitrage
Asset Allocation
Asset-Backed Securities
Asset-Liability Management
Average Life

B
Baby Bond
Barbell Strategy
Basis Point (BP)
Bearer Bond
Bid
Black-Scholes Option Pricing Model
Bloomberg
Bond
Bond Equivalent Yield
Bond Insurance
Bullet Strategy

C
Callable Bonds
Cash Equivalents
Certificate of Deposit (CD)
CBO (Collateralized Bond Obligation)
CMO (Collateralized Mortgage Obligation)
Commercial Paper
Convertible Bond
Convexity
Corporate Bonds
Correlation
Coupon
Covenant
Current Coupon Bond
Current Yield
CUSIP
Custodian

D
Day Count Basis
Debenture
Debt
Defeased Bonds
Deflation
Depression
Derivative
Discount
Discount Basis
Discount Rate
Disinflation
Duration

E
Economic Cycle
Emerging Markets
Euro
Eurodollar Bonds
Event Risk

F
Face Value
Factor
Federal Funds Rate
Federal Reserve
Floating Rate Note
Fundamental Analysis

G
GDP (Gross Domestic Product)

H
Hedge
High Yield Bonds

I
Indenture
Index
Indexing
Inflation
Inflation-Indexed Bond
Inflation-Interest
Interest Rate
Inverted Yield Curve
Investment Grade

J
Junk Bond

K

L
Laddered Portfolio
Letter of Credit (L/C)
LIBOR
LOC
Long Bond

M
Maturity Date
Medium-Term Note (MTN)
Money Market
Moody’s
Mortgage-Backed Securities
Municipal Bonds

N
Net Asset Value (NAV)

O
Odd Lot
Offer
Option Adjusted Spread (OAS)
Original Issue Discount (OID)

P
Par
Pass-Through Security
Perpetual Bond
Portfolio Immunization
Premium
Prepayment
Pre-Refunded Bond
Price
Prime Rate
Principal
Private Placement
Prospectus
Putable Bonds

Q

R
Rating
Real Estate Investment Trust (REIT)
Real Interest Rate
Recession
Repurchase Agreement (REPO)
Risk

S
Sector
Settlement Date
Sinking Fund Bond
Spread
Standard & Poor’s
Stock
STRIP
Swap

T
Technical Analysis
TIPS
Total Return
Trade Date
Treasuries

U

V
Volatility

W

X

Y
Yankee Bonds
Yield
Yield Curve
Yield-to-Maturity

Z
Zero-Coupon Bond

Accretion

The adjustment to the original cost of a bond purchased at a discount as the bond ages toward its maturity date. The discount will be adjusted higher over time so that the adjusted cost of the security will equal par, or 100, on the maturity date. For example, a bond purchased at a price of $95 with 5 years until maturity will have $1 added to its adjusted cost basis each of the 5 years up to the maturity date level of par, or 100. The adjustment to cost for bonds purchased at a premium is called amortization

Accrued Interest

Interest earned on a bond that has not yet been realized through a coupon payment. Buyers of bonds pay the seller the bond's price plus accrued interest that has accumulated between coupon payments, but has not yet been paid -- most bonds pay interest once every six months. Accrued interest is calculated by multiplying the coupon rate times the number of days since the last coupon payment date. Depending on the type of bond, the accrued interest calculation uses one of several day count conventions for calculating the difference between two dates. The two most common day count conventions are Actual/Actual and 30/360.

Agency Bonds

The U.S. Agency market consists of issuers that are not direct obligations of the U.S. Treasury, but do involve government sponsorship or guarantees. Many of the agencies are referred to as Government-Sponsored Entities (GSEs); which is slightly misleading as there are numerous types of agencies, with varying degrees of government support. Below is a list of the five largest agency issuers and a general guideline to their degree of government sponsorship:

Agency	Full faith and Credit	Authority to borrow funds
Federal National Mortgage Association (FNMA)	NO	YES
Federal Home Loan Mortgage Corporation (FHLMC)	NO	YES
Federal Home Loan Bank (FHLB)	NO	YES
Government National Mortgage Association (GNMA)	YES	NO
Student Loan Marketing Association (SLMA)	NO	YES

GNMA is the only one of the major agencies listed above that is directly guaranteed by the U.S. government, while the others have the ability to borrow from the government if needed. The two dominating issuers of bonds are the Federal National Mortgage Association (FNMA, a.k.a. Fannie Mae), and the Federal Home Loan Mortgage Corporation (FHLMC, a.k.a. Freddie Mac). Both agencies were established with the purpose of purchasing individual mortgage loans from mortgage lending institutions throughout the country to reduce the amount of loans in the mortgage lender's portfolio. The result is an increased availability of mortgage credit and lower overall mortgage rates. The Government National Mortgage Association (GNMA) has a similar mandate; however, their portfolio is composed of mortgages insured by the Federal Housing Administration (FHA), or guaranteed by the Veterans or Farmers Home Administration. All three agencies also participate in the packaged sale of mortgages from their portfolios in the form of mortgage-backed securities.

Amortization

The adjustment to the original cost of a bond purchased at a premium as the bond ages toward its maturity date. The premium will be adjusted lower over time so that the adjusted cost of the security will equal par, or 100, on the maturity date. For example, a bond purchased at a price of $105 with 5 years until maturity will have $1 subtracted from its adjusted cost basis each of the 5 years up to the maturity date level of par, or 100. The adjustment to cost for bonds bought at a discount is called accretion.

Annuity

A type of contract that guarantees a fixed or variable payment to the buyer at some stated time in the future, usually corresponding to retirement. The primary advantage of investing in annuity contracts is their tax-deferred status.

Arbitrage

The simultaneous buying and selling of like amounts of the same, or similar, investment for a profit. For example, purchasing gold in the Chicago exchange and instantly selling the same amount of gold in the London market for a gain. By taking advantage of momentary disparities in prices between markets, arbitrageurs help to make the markets trade more efficiently. Managing a portfolio to profit from identifying and exploiting arbitrage opportunities is a technique used by many hedge funds.

Asset Allocation

Investing a portfolio across several investment classifications such as stocks, bonds and cash.  Within a fixed income portfolio, it can refer to the portfolio weightings in various maturity ranges, as well as sector weightings amongst investment grade, high yield, and emerging market debt.

Asset-Backed Securities

Bonds backed by a portfolio of specific assets such as accounts receivable or loan paper. The original asset-backed securities were composed of home mortgages, which evolved into the mortgage-backed securities market. Current asset-backed bonds encompass many different types of assets including: automobile loans, credit card receivables, home equity loans, and mobile home/manufactured housing loans.

Asset-Liability Management

The matching of an institution's amount and payment structure of liabilities to their underlying assets.  Pure asset-liability matching involves the matching of the maturities and cash flow of a bond portfolio to the expected payment structure of the liability, or debt, in order to neutralize the risk of large interest rate movements.

Average Life

The average length of time to principal repayment on a bond and is expressed in years.  Primarily used in the analysis of bonds with staggered principal payments such as mortgage-backed and asset-backed securities, and sinking fund bonds, to estimate yield-to-maturity.  It can also refer to the dollar-weighted average maturity of a portfolio of bonds.

Baby Bond
Fixed income securities that trade with par values of less than $1,000.

Barbell Strategy

The overweighting of a bond portfolio in shorter and longer maturity issues, and/or the underweighting of intermediate maturities.   A strategy used when the yield curve is expected to flatten (short interest rates rise relative to long interest rates). The opposite of a bullet strategy.

Basis Point (BP)

One basis point = 0.01%, or one one-hundredth of 1 percent.  For example, the Federal Reserve increased interest rates by 25 basis points, or 0.25%, from 6.00% to 6.25%.  Fixed income investors use basis points to denote differences in yield amongst various bonds.

Bearer Bond

A bond certificate that does not identify the owner and is not registered on the books of the issuing entity, and is therefore payable to the holder.  Most bonds issued prior to 1983 were bearer bonds; since then, most are issued in registered form electronically.

Bid
The price a potential buyer is willing to pay for a security.

Black-Scholes Option Pricing Model

Developed by Fischer Black and Myron Scholes to determine the fair value of option contracts.  The main factors incorporated in the model include: the level of interest rates, the expected volatility of the security, the difference between the security price and the option price, and the time remaining until the option expires.

Bloomberg

The dominant computer system for bond market information and analysis on Wall Street.  It was designed in the early 1980's by Michael Bloomberg to provide bond investors access to information previously exclusive to brokerage firms, and has become the staple of the vast majority of fixed income portfolio managers.

Bond
An interest bearing or discounted debt obligation or loan issued by a business entity or government institution.

Bond Equivalent Yield

Yield calculation used to compare discounted securities, like Treasury Bills, to coupon bearing bonds.  Treasury Bills are quoted and traded using a discount basis; which, is not a true measure of the expected return for a security.  The bond equivalent yield calculation is similar to yield-to-maturity.

Bond Insurance

Insurance from a private company which guarantees the scheduled payments of principal and interest.  This generally results in a credit rating on the bond of AAA, which reduces the borrowing cost to the issuer.  The four leading issuers of bond insurance are: AMBAC, FGIC, FSA, and MBIA.

Bullet Strategy

The overweighting of a bond portfolio in intermediate maturities, and/or the underweighting of short and long maturities.  Used as a strategy when the yield curve is expected to steepen (short interest rates fall relative to long interest rates).  The opposite of a barbell strategy.

Callable Bonds

Bonds that are callable include an option that permits the issuer to mature the debt at an earlier date than the final stated maturity date.  Callable bonds are advantageous to the issuer of the security and therefore offer a higher yield level than comparable non-callable securities.  The issuer will take advantage of the call option and mature the bonds early if interest rates fall between the time the bonds are issued and the call date.  Why?  Because the company can then reissue the debt for the remaining maturity at a lower interest rate and save on what their original interest costs would have been.  If interest rates rise and the bond is not called, the investor in the bond will have the advantage of earning a higher yield level until the maturity date than if the same bond was bought as a non-callable security.  The dollar price of the bond will determine whether the bond is trading to the call date or to maturity; bonds trading at a discount to par will generally trade to the maturity date and bonds trading at a premium will trade to the call date.

One of the main difficulties for fixed income portfolio managers in managing bonds with call dates is the issue of maintaining a set duration, or level interest rate exposure, for the portfolio because of duration drift.  As interest rates fall, in particular, callable bonds will begin to start trading to the shorter call date instead of their maturity date, and will therefore experience a shortening of their duration.  If interest rates are falling and bond prices rising, bond managers will want to have the longest duration possible in their portfolio to participate in the price appreciation; just the opposite of what occurs.  This is another way of showing that callable bonds place the option benefit in the hands of the issuer and not the investor.

Cash Equivalents

Defined by the Financial Accounting Standards Board (FASB) as any highly liquid security with a known market value and a maturity, when acquired, of less than three months.  Examples are commercial paper, CDs, Treasury Bills, and money market funds.

Certificate of Deposit (CD)
Interest bearing investments issued by financial institutions. CDs are federally insured for amounts up to $100,000.

CBO (Collateralized Bond Obligation)

A structured investment grade bond backed by a portfolio, or pool, of high yield or emerging market bonds.  CBOs are structured very similar to CMOs and typically offer multiple classes of securities, which differ according to their priority, and/or timing of cash flows.  Unlike CMOs, however, CBOs offer different degrees of credit quality/risk as opposed to maturity risk.

CMO (Collateralized Mortgage Obligation)

A structured mortgage-backed security designed to offer investors various payment schedules, a wide range of maturities, and protection from the risks associated with the unpredictable cash flow from pools of mortgage loans. CMO structures redirect cash flows from the underlying mortgage collateral to various classes of bonds, called tranches, with differing average lives. The monthly principal payments from the underlying mortgages are combined to retire each tranche sequentially. When the shortest maturity tranche is completely paid down, principal payments are shifted to the next shortest maturity tranche. This process continues until all of the tranches are retired.

Commercial Paper
Short-term, unsecured debt instruments with maturity dates ranging from 1 - 270 days. Issued by companies, particularly financial institutions, to manage their short-term funding needs.
Moody's	S&P
A1	P1 (highest)
A2	P2
A3	P3

Convertible Bond
A type of bond with an option allowing the bondholder to convert the security into a specified number of common stock shares of the issuing corporation.

Convexity

Measures the curvature of the price/yield relationship of a bond's cash flows for large movements in interest rates.  The larger the convexity, the steeper the curvature of the price/yield curve.  Although duration is a fairly accurate indicator of a bond's expected price movement for a given change in interest rates, it is not exactly perfect.  Further, the accuracy of duration's prediction decreases as the level of interest rate change increases.  Convexity calculations can be combined with duration to alleviate this problem and give a better estimate of price changes for large movements in interest rates.

Corporate Bonds

Bonds that are issued by individual companies to fund general operations and long-term expansion are referred to as Corporates.  Corporate issuance can be broken down into the four main types of corporations: industrial, financial, utility, and yankee.  Similar to equities, corporate bonds are issued by many different types of companies with varying levels of financial strength.  Unlike stock market investors, however, bond investors are less concerned with a company's ability to meet its next earnings estimate and more concerned with a company's credit worthiness and the risk level of a default on interest and principal payments prior to maturity.

Bond investors are aided in their analysis of credit strength of a company by two primary bond rating agencies: Moody's and Standard & Poor's.  Both rating agencies rate company debt in a similar way as shown in chart 2.  An important ratings break point for companies is a rating of investment grade, which is a rating above the minimum of BAA3/BBB-.  A lower rating would constitute non-investment grade; commonly referred to as high yield, or junk.

Correlation

The relationship of the performance of one type of investment to another.  Investments in different types of markets, such as the bond and stock markets, do not always move in tandem.  The degree to which markets follow one another is measured by their correlation coefficient, usually simply referred to as their correlation.

Coupon

Term used to describe the annual interest payment that the issuer of a bond agrees to pay the investor.  Historically, a series of paper coupons were attached to bond certificates to be clipped and redeemed for payment on the appropriate date.  Most bonds are now offered in book-entry form and payments are made electronically.

Typically, recently issued bonds will have coupons with interest rates that are close to current market levels and will therefore have prices near par, or 100.  Older bonds, such as a 10-year maturity bond that was issued 5 years ago, may have coupon levels higher or lower than current interest rates depending on the direction of interest rate movements over the previous 5 years.  The difference in coupon rates will be reflected in the dollar price of the security; bonds with higher coupon rates than current interest rates will trade at a premium to par, and bonds with lower coupon rates will trade at a discount.

Covenant
A legally binding commitment by a bond issuer to its bondholders. Failure to abide by the terms of a covenant will constitute a technical default by the issuer.

Current Coupon Bond
A bond with a coupon rate that is generally within half of a percentage point away from current interest rate levels.

Current Yield

Calculated by dividing the coupon of the bond by its current dollar price and generally used to compare expected income levels on bonds or portfolios.  A very misunderstood yield calculation that has no relationship to the expected return level for a security and should not be confused with yield-to-maturity to determine the worth of a particular bond or portfolio.

CUSIP

The name given to the numbering system that identifies specific issuers and their issues.  A unique CUSIP number is assigned to each bond issue to provide uniformity to all phases of security transactions and bookkeeping.

Custodian
A financial institution - generally a bank or trust company - responsible for receiving, delivering and safekeeping the securities of a mutual fund, individual, or corporate client

Day Count Basis

Indicates the manner in which the days in both the month and the year are to be counted for interest payments and accruals, as well as yield-to-maturity calculations.  There are four basic types of day count basis used and generally the security type is the determining factor.  The convention for indicating day count basis is days in the month/days in the year.

Actual/Actual	---	assumes the year has either 365 or 366 (leap year) days
30/360	---	assumes all months have 30 days and the year has 360 (12x30)
Actual/360	---	assumes the year has 360 days
Actual/365	---	assumes the year has 365 days

Debenture

Bonds backed by the general credit of the issuing corporation and documented by an indenture.  Bondholders have a claim as a general creditor on all assets of the issuer not already pledged to secure other debt.

Debt
Another term for a bond and used to describe a payment obligation owed by an institution to the investor.

Defeased Bonds
Bonds which have an underlying escrow fund of Treasury securities sufficient to complete all remaining scheduled payments of interest and principal.

Deflation
The opposite of inflation. A decline in the general level of prices for goods and services. The purchasing power of local currencies will increase in a deflationary environment.

Depression
A prolonged and severe recession.

Derivative

An investment that derives its value from another underlying security or index.  For example, Collateralized Mortgage Obligations (CMO) are derivative instruments because their value is derived from an underlying mortgage-backed security.

Discount

A price on a bond below par, or 100, and the opposite of a premium.  A bond will trade at a discount dollar price if its coupon is lower than current interest rates on similar debt.  All things being equal, the lower the coupon of a bond, the lower the price, and therefore the greater the potential discount.  The extreme example of a bond trading at a discount is a zero-coupon bond.  Since zero-coupon bonds do not pay periodic interest payments, all of their return comes from the difference between the discounted purchase price and par, which is paid on the maturity date.

Discount Basis

The practice of quoting short-maturity discounted securities in terms of a discount from their par value.   A bond's discounted basis is not a meaningful indicator of its expected total return; a bond equivalent yield is a more accurate indicator.

Discount Rate

The interest rate that banks pay to receive loans from the Federal Reserve to meet their required reserve requirements.  Used by the Federal Reserve, in conjunction with the Federal Funds Rate, to control the level of short-term interest rates.

Disinflation
The general decline in the rate at which the inflation rate is increasing. Often confused with deflation, which occurs when prices actually drop.

Duration

Duration measures the sensitivity of a particular bond, or portfolio of bonds, to a given change in interest rates.  Specifically, duration calculates the average time to receive all of the cash flows for a security.  As a result, a bond's maturity date has a large influence on the calculation.  Duration is measured in years and the higher the duration of a bond, the higher the price change for a given change in the level of interest rates.  As a measurement tool, duration approximates the percentage change in dollar price for a bond given a 1.0% move in interest rates.  Although duration is the risk measurement of choice for most fixed income managers; it is a less accurate indicator for large movements in interest rates and is often combined with convexity to provide more precise predictions.

Economic Cycle
The movement of the economy through periods of expansion and contraction. The goal of the Federal Reserve is to keep cycle fluctuations to a minimum.

Emerging Markets
The fixed income markets of non-investment grade countries throughout the world. Countries in Central and South America heavily dominate the market.

Euro
The common currency of 11 European nations, which was introduced in January 1999 and is set to become the sole currency of each nation in 2002.

Eurodollar Bonds

Dollar-denominated bonds issued by both U.S. and foreign entities and marketed outside of the United States.  When the primary marketing and trading takes place in the U.S., the bonds are referred to as yankee bonds.

Event Risk
The risk that a bond issuer will decline in credit quality due to a takeover-related event, such as the addition of debt, or the outright purchase of the bond issuer by a lower rated corporation.

Face Value

The value of a bond as given on the certificate and equal to the principal amount to be paid back by the issuer to the bond investor on the maturity date.  The face value is the amount on which interest payments are calculated.  Also referred to as par value or nominal value.

Factor

Used in the calculation of the remaining, or current face amount of mortgage-backed security holdings.  The factor begins at 1.0 and declines to 0 over the life of the security as periodic principal payments are made to the investor.  The original face value is multiplied by the factor to calculate a current face amount.

Federal Funds Rate

The interest rate at which banks borrow funds from one another to meet required reserve requirements.  One of the primary tools used by the Federal Reserve to manipulate the market level of all interest rates.  Commonly referred as Fed Funds.

Federal Reserve

The "Fed" is the central bank for the U.S. and operates with the mandate of providing a monetary policy that promotes economic stability, high employment, and stable price levels. The Fed attempts to both stimulate and dampen the economy through their adjustment of the Discount Rate and the Federal Funds Rate.  The Discount Rate is a set figure, while the Fed Funds Rate adjusts daily to reserve requirement needs by banks.  The Fed buys and sells U.S. Treasury securities in the open market to adjust the Fed Funds Rate to its agreed upon level.  Through their manipulation of both the Discount and Fed Funds Rates, the Fed is able to adjust short-term interest rates directly; however, they have only an indirect influence on longer-term rates.  Interest rates on longer maturity bonds tend to track GDP growth rates and the level of inflation.

Floating Rate Note

A bond with a variable interest rate tied to another interest rate - such as Treasury Bill rates or LIBOR.  Interest rate payments are adjusted periodically, with structures ranging from daily to yearly reset dates.

Fundamental Analysis

Focuses on all of the relevant economic and financial factors affecting an investment in order to determine its intrinsic value.  In contrast to technical analysis, the fundamentalist analyzes the cause of market movement, while the technician studies the effect.

GDP (Gross Domestic Product)

Measures the total market value of goods and services produced during a specific time period.  The broad components of GDP are consumer spending, government spending, net exports, and investment.  Consumer spending is the most important component, comprising approximately 2/3 of GDP.

Hedge

Any combination of positions in investments that tend to reduce the risk of the others.  For example, bonds are used in combination with stocks in many portfolios to lessen the exposure to a declining stock market.

High Yield Bonds
Bonds with non-investment grade ratings; a Moody's rating below Baa3 and a Standard & Poor's rating below BBB-. Commonly referred to as "junk bonds".

Indenture
Formal contract that describes the specific terms of a bond issue.

Index

Indexes provide investors comparisons and guidance concerning the performance of overall markets.   Bond indexes, similar to stock indexes, can be broad-based or specialized.  The three broad-based indexes most commonly used are the Lehman Brothers Aggregate Index, the Merrill Lynch Domestic Master Index, and the Salomon Smith Barney Broad Index.  All three indexes include all of the liquid securities across maturities in the treasury, agency, corporate, and asset-backed/mortgage-backed sectors.  Specialized indexes focus on one particular sector, and/or maturity range of the bond market.  For example, the Lehman 1-3 year Government Index is used as a representative index for the Ambassador Short-Term Government Bond Fund.  The determination of the proper index to use for comparison purposes will incorporate any restrictions in an investment policy, as well as the objectives and risk tolerance of the investor.

Indexing
The act of managing a portfolio's structure so that its performance will replicate the performance of a pre-determined index.

Inflation

An increase in the general level of prices of goods and services.  Excessive and uncontrolled inflation is the fear of all bond investors because rising inflation leads to rising interest rates, which produces principal losses for bondholders.

Inflation-Indexed Bond

Commonly referred to as TIPS, or treasury inflation-protected securities.  Introduced in 1997, TIPS are immune to the risk of inflation if held to maturity.  The face value, or principal amount of TIPS rises over the life of the bond as inflation, as measured by the Consumer Price Index (CPI), increases, and vice versa.  The investor is compensated for inflation movements in two ways: higher coupon payments based on a face value amount that is adjusted every six months and a higher principal payment at maturity based on the adjusted face value.

Interest
Income received from the coupon payment of a bond. Combined with the price change of the bond to calculate total return.

Interest Rate

Generic term used in the fixed income market to denote the price of credit, or the cost for the issuer to borrow funds.  Takes into account both the coupon payment and the difference in the purchase price of the bond and par, or 100.  Synonymous with yield-to-maturity and often confused with the interest earned only from coupon payments, or interest.

Inverted Yield Curve

The situation where short-term interest rates are higher than long-term interest rates.  Normally, a bond investor would expect to receive a higher interest rate for buying securities with longer maturity dates.  Inverted yield curves generally occur in the latter stage of an expansionary economy when the Federal Reserve is aggressively increasing short-term interest rates in order to slow the economy.

Investment Grade
A minimum bond rating of Baa3 by Moody's and BBB- by Standard & Poor's.

Junk Bond
See high yield bond.

Laddered Portfolio
A bond portfolio with maturities staggered over time to maintain a consistent average life and duration and to reduce the risk of interest rate movements affecting reinvestments.

Letter of Credit (L/C)
Issued by a bank to guarantee a specific investment, such as commercial paper. L/Cs are used by issuers to increase the credit rating of their offering, thereby lowering their interest cost.

LIBOR

Acronym for the London Interbank Offering Rate on Eurodollar deposits traded between banks.  LIBOR is a key benchmark rate in the short maturity sector of the bond market and is used extensively in the money market arena as the proxy for the global cost of capital.

LOC
See letter of credit.

Long Bond

Currently, it is the name given to the most recently issued 30-year maturity Treasury bond.  The recent decrease in supply of long maturity Treasuries may result in a new benchmark being used in the near future.

Maturity Date

The specific date on which a bond's principal is repaid at par, or 100.  Bond maturities generally range from 1 day up to 30 years.  Certain types of bonds -- particularly mortgage-backed securities -- have structures that cause expected maturity dates to change over time.

Medium-Term Note (MTN)

A corporate debt instrument which is continuously sold to investors over a period of time.  Medium-term notes are issued as a drawdown from a larger offering program and are generally concentrated in shorter maturities.  The original design of the programs was to provide a funding vehicle for companies between commercial paper and long-term bonds.

Money Market

The market in which short-maturity securities are issued and traded.  Some examples of money market instruments are: Treasury Bills, Commercial Paper, CDs, Banker's Acceptances, and repurchase agreements.

Moody's
One of the two major bond rating agencies. See ratings definition for more detail.

Mortgage-Backed Securities

Bonds backed by a portfolio, or pool, of home mortgages.  The three issuers of mortgage-backed securities are the Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA), and the Federal Home Loan Mortgage Corporation (FHLMC).  Not to be confused with fixed maturity agency debt, mortgage-backed securities, commonly called pass-throughs, add a wrinkle to the analysis of a bond's potential yield and maturity date.  Instead of paying like a normal bond - a coupon payment every 6 months and a return of principal at maturity - mortgages "pass-through" both principal and interest on a monthly basis as principal and interest payments are paid by the owners of the mortgage loans in the pool.  As mortgage loans are paid off throughout the life of the mortgage-backed security, the full principal amount is passed through to investors and they receive an early payment of principal, called a prepayment.  Some general characteristics of mortgage-backed securities include:

1.

Mortgages pay the investor both principal and interest on a monthly basis, resulting in an average life that is much shorter than the stated maturity date.

2.

Although the coupon rate remains the same, the principal payment amount will adjust monthly depending on the number of prepayments of principal that take place in the pool.

3.

Principal payments increase as interest rates decrease and vice versa due to changes in the attractiveness of refinancing rates.

Municipal Bonds

Debt obligation of a state or local government.  The interest paid on municipals is generally exempt from regular federal income taxes; and, depending on the state, may be exempt from state and local taxes in the state of the issuing entity.  The two primary types of munis are: general obligation (GO) issues, which are backed by the taxing power of the issuer, and revenue issues, backed by the revenues generated by the operating projects financed.

Net Asset Value (NAV)
A mutual fund's market value per share. NAV is calculated by subtracting fund liabilities from the market value of all of the fund assets and dividing by the number of shares outstanding.

Odd Lot
A bond holding that is generally smaller in size than $1 million. As a percentage, investors usually pay more in commission for an odd lot size trade.

Offer
The price at which a potential seller is willing to sell a security. Also referred to as the asking price.

Option Adjusted Spread (OAS)

The yield spread, or risk premium, a bond with embedded options provides relative to Treasury securities.  Option adjusted spread analysis is commonly performed on both callable and putable bonds as well as asset-backed and mortgage-backed securities.  Although similar to the traditional spread calculation, OAS analysis differs in two distinct ways: 1) Each cash flow from the bond is individually compared to a corresponding Treasury maturity and therefore OAS can be viewed as an average spread over the entire Treasury curve.  2) OAS takes into account the fact that interest rates are likely to vary over the life of the bond by calculating the cash flows separately for each expected interest rate path.

Original Issue Discount (OID)
A bond originally issued at a discount to par, or 100. An extreme example of an OID is a zero-coupon bond, which is originally sold well below its par value and pays no interest until maturity.

Par
The face value of a security at a price of 100. Equal to the principal amount to be paid back by the issuer to the bond investor on the maturity date.

Pass-Through Security
A mortgage-backed security consisting of a pool of mortgage loans.

Perpetual Bond
A bond that does not have a maturity date and makes interest payments indefinitely.

Portfolio Immunization
A fixed income investment strategy that matches the portfolio maturity/duration risk to the investor's liability stream, or holding period.

Premium

A price on a bond above par, or 100, and the opposite of a discount. All things being equal, the higher the coupon of a bond, the higher the price, and therefore the greater the potential premium. Many investors will not invest in bonds with premium prices; they are concerned with the principal loss that is realized over the life of the bond, but fail to take into account the higher income that will be earned. Bond investors can easily compare bonds with varying prices and coupons using the yield-to-maturity calculation to estimate a bond's expected total return.

Prepayment
A return of principal prior to the expected payment schedule, or maturity. A particular concern for mortgage-backed security investors.

Pre-Refunded Bond

A bond for which an escrow account of Treasury securities has been established which matches the principal and interest payments of the bond. Bond issuers pre-refund bonds during periods of lower interest rates in order to lower their interest costs.

Price

Bond prices are calculated and adjusted according to their coupon rate, maturity date, and current interest rate levels. Bond prices move in an opposite direction of interest rates and are compared relative to par, or 100. A discounted price below 100 will result in a principal gain at maturity, and a premium price over 100 will result in a principal loss.

Prime Rate
The interest rate banks charge their most creditworthy customers for loans.

Principal
The face or par value of the bond multiplied by the price. Changes in the principal amount for a bond due to price movements, combined with accrued interest, are used to calculate total returns.

Private Placement

A security that is sold directly to an institutional investor. Unlike a public offering, private placements do not have to be registered with the Securities and Exchange Commission (SEC) if the securities are not being offered for resale at a later date in time.

Prospectus
A disclosure statement required by the Securities and Exchange Commission (SEC) that details the securities or mutual fund offered for sale to the public.

Putable Bonds

Bonds that are putable include an option for the investor to mature the debt at an earlier date than the final stated maturity date. Putable bonds are advantageous to the buyer of the security and therefore offer a lower yield level than comparable non-putable securities. The investor will want to take advantage of the put option and mature the bonds early if interest rates rise between the time the bonds are issued and the put date. Why? Because the investor can then purchase another bond with the same remaining maturity date at a higher interest rate and earn a higher rate of return over the life of the original expected holding period. If interest rates fall and the bond is not put back to the issuer, the investor in the bond will have the disadvantage of earning a lower yield level until the maturity date than if the same bond was bought as a non-putable security. The dollar price of the bond will determine whether the bond is trading to the put date or to maturity; bonds trading at a discount to par will trade to the put date and bonds trading at a premium will trade to the maturity date.

One of the main difficulties for fixed income portfolio managers in managing bonds with put dates is the problem of maintaining a set duration, or level interest rate exposure, for the portfolio, because of duration drift. As interest rates rise, in particular, putable bonds will begin to start trading to the shorter put date and will therefore experience a shortening of their duration. If interest rates are rising and bond prices falling, bond managers will want to have the shortest duration possible in their portfolio to keep price declines to a minimum, which is exactly what occurs. This is another way of showing that putable bonds place the option benefit in the hands of the investor and not the issuer.

Rating

An evaluation of the credit quality of a bond issuer by a rating agency. Bond investors are aided in their analysis of the credit strength of a company by two main bond rating agencies: Moody's and Standard & Poor's. Both rating agencies rate company debt in a similar way as shown in the chart below. An important ratings break point for companies is a rating of investment grade, which is shown on the chart as a minimum rating of BAA3/BBB-. A lower rating would constitute non-investment grade; commonly referred to as high yield, or junk.

Moody's	S&P	Description
Aaa	AAA	Very low risk, maximum quality
Aa1	AA+
Aa2	AA	High quality, low risk
Aa3	AA-
A1	A+
A2	A	Upper medium quality and risk
A3	A-
Baa1	BBB+
Baa2	BBB	Lower medium quality and risk
Baa3	BBB-

Real Estate Investment Trust (REIT)
A corporation -- usually traded publicly -- that manages either a pool of mortgage loans to developers (mortgage REIT), or a pool of income-producing real estate properties (equity REIT).

Real Interest Rate
Current interest rates minus the inflation rate.

Recession:
A downturn in economic activity. The accepted definition of a recession by most economists is two consecutive quarters in which there is a decline in the overall level of GDP.

Repurchase Agreement (REPO)

An agreement whereby the seller of securities agrees to repurchase the same securities at an agreed upon price, and usually at an agreed upon time. Repos are used extensively in money market portfolios due to their flexibility of maturity dates and high quality; the vast majority of repo transactions use U.S. Government securities.

Risk:

Risk, or volatility, measures the degree of uncertainty of return expectations on an asset. Specific to bonds, risk can be separated into two main areas: interest rate risk and credit risk. Interest rate risk is best addressed using the concept of duration and the measurement of the interest rate sensitivity of a bond or portfolio. Credit risk addresses the potential of default on interest and principal payments by an issuer.

Sector:
The bond market can be separated into five major sectors: Treasuries, Government Agencies, Corporates, Asset-Backed Securities, and Municipals.

Settlement Date

The date on which ownership of a security is transferred from the seller to the buyer. The length of time between the trade date and the settlement date usually differs depending on the type of security involved in the transaction.

Sinking Fund Bond
Bonds that have money set aside by the issuer to be paid to investors on a set schedule on or prior to the maturity date.

Spread:
See tutorial section

Standard & Poor's:
One of the two major bond rating agencies. See ratings definition for more detail.

Stock:
Ownership shares in a company or corporation.

STRIP:
The name given to U.S. Treasury zero-coupon bonds..

Swap

The selling of one bond for another. Fixed income portfolio managers will execute bond swaps for a number of reasons including: adjusting the maturity structure or credit quality of the portfolio, tax considerations, and the selling of expensive, or underperforming securities to buy more attractive issues.

Technical Analysis:

Focuses on the timing of investment decisions by studying market action to forecast pricing trends and value. In contrast to fundamental analysis, the technician analyzes the effect of market movement, while the fundamentalist studies the cause.

TIPS:
See Inflation-Indexed Bond.

Total Return

The annual return of an investment. For bonds, the total return calculation would include any interest paid for the year as well as total change in the principal value. For bonds held to maturity, the total return would approximate the yield-to-maturity at the time of purchase.

Trade Date
The date on which a security trade is agreed upon by the buyer and seller. The actual transfer of shares and payment takes place on the settlement date.

Treasuries

Debt issues of the U.S. Government and supported by its full faith and credit. Treasury securities are issued using various pre-announced schedules and maturity dates. Income is subject to federal income taxes, but exempt from state and local taxes. Interest rates on Treasuries are considered the benchmark, or base, for comparison purposes throughout the bond market. Treasuries issued with maturities of 1 year or less are called Treasury Bills and are issued as discount securities. Treasuries issued with maturities of 2-10 years are called notes, and longer maturities of 10-30 years are called bonds; both notes and bonds are coupon bearing instruments.

Volatility:

Volatility, or risk, measures the degree of uncertainty of return expectations on an asset. Statistically, volatility is the same as standard deviation: a measure of the dispersion of observations around the mean.

Yankee Bonds:

Dollar-denominated bonds issued by foreign entities and marketed in the United States. When the primary marketing and trading takes place outside of the U.S., the bonds are referred to as Eurodollar bonds.

Yield:
Term used to generally describe the internal rate of return on an investment. (See Yield-to-Maturity)

Yield Curve:
Depicts the relationship between the yield and maturity of securities that are identical in structure except for maturity. Commonly a reference for the Treasury security maturity curve. (See example)

Yield-to-Maturity:

The expected internal rate of return on a bond assuming it is held until maturity. The yield-to-maturity calculation takes into account three sources of potential return: coupon interest payments, capital gain or loss at maturity, and income on the reinvestment of coupon payments. Used by traders and portfolio managers to compare differences in fixed income products.

Zero-Coupon Bond:

Investors in zero-coupon bonds do not receive periodic coupon, or interest, payments. Interest and return is realized through purchasing the bond at a substantial discounted price and receiving par, or 100, at maturity.

Endnotes